Exhibit 99.2

CRESCENT POINT ENERGY CORP.

INFORMATION CIRCULAR - PROXY STATEMENT

Dated April 4, 2014

Crescent Point Energy Corp. Information Circular – Proxy Statement

Table of Contents
Page

APPENDIX A COMMON SHARE TERMS AFTER THE SHARE CAPITAL AMENDMENT	A-1
APPENDIX B INCOME TAX CONSIDERATIONS IN RESPECT OF PARTICIPATION IN THE SHARE DIVIDEND PROGRAM	B-1
APPENDIX C STATEMENT OF CORPORATE GOVERNANCE PRACTICES	C-1

Crescent Point Energy Corp. Information Circular – Proxy Statement

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 9, 2014

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement (the "Information Circular") is furnished in connection with the solicitation of proxies by management of Crescent Point Energy Corp., for use at the Annual and Special Meeting, and at any adjournment thereof (the "Meeting") of the holders (the "Shareholders") of common shares ("Common Shares") of Crescent Point to be held on May 9, 2014 at 10:00 a.m. (Calgary time) in The Metropolitan Conference Centre, Calgary, Alberta for the purposes set forth in the Notice of Annual and Special Meeting. All references to "Crescent Point" or the "Corporation" in this Information Circular mean Crescent Point Energy Corp. and, where applicable, its subsidiaries and other entities controlled, directly or indirectly, by Crescent Point Energy Corp.

Holders of Common Shares are entitled to vote at meetings of Shareholders. Each Common Share outstanding on the Record Date (as defined below) is entitled to one vote.

Instruments of Proxy must be received by Olympia Trust Company ("Olympia"), 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting. The directors of Crescent Point (the "Board") have fixed the record date for the Meeting as the close of business on April 4, 2014 (the "Record Date"). Only Shareholders of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote the Common Shares included on the list of Shareholders entitled to vote at the Meeting prepared as at the Record Date even though the Shareholder has since that time disposed of his or her Common Shares. Shareholders who became a Shareholder after the Record Date shall not be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors or officers of Crescent Point. Each Shareholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, who need not be a Shareholder, to attend and to act for the Shareholder and on behalf of the Shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Crescent Point as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Crescent Point. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms) ("CDS"). The majority of Shares held in the United States of America ("U.S.") are registered in the name of Cede & Co. (the nominee for The Depository Trust Company, which is the U.S. equivalent of CDS). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. Crescent Point does not know for whose benefit the Common Shares registered in the name of CDS and Cede & Co. are held. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for the purposes of voting the Common Shares in person or by way of proxy except as set forth below.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients in the U.S. and Canada to Broadridge Investor Communication Solutions, Canada ("Broadridge"). Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy from Broadridge cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

NOTICE TO HOLDERS OF COMMON SHARES IN THE UNITED STATES

The solicitation of proxies hereunder is being made for the securities of Crescent Point, a Canadian entity. The solicitation of proxies is subject to disclosure requirements of Canada that are different from those in the U.S.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located outside the U.S., and some or all of its officers and directors are residents of a country other than the U.S. You may not be able to sue or effect service of process upon a non-U.S. entity or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel a non-U.S. entity and its affiliates to subject themselves to a U.S. court's judgment or to enforce a judgment obtained from a U.S. court against the issuer.

REVOCABILITY OF PROXY

A Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends in person at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Shareholder (or his or her attorney authorized in writing) or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Crescent Point at any time up to and including the last business day preceding the day of the Meeting, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, and upon either of such deposits, the proxy is revoked.

Crescent Point Energy Corp. Information Circular – Proxy Statement

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of Crescent Point. The costs incurred in the preparation and mailing of this Information Circular and related materials will be borne by Crescent Point. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Crescent Point, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted on any ballot in accordance with the specification so made. In the absence of such specification, the Common Shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by Crescent Point are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular, management of Crescent Point knows of no such amendment, variation or other matter.  If you appoint Crescent Point proxyholders to act and vote on your behalf as provided in the accompanying form of proxy and you do not provide instructions concerning a matter identified in the Notice of Meeting, the Common Shares represented by such proxy will be voted as follows:

•	FOR fixing the number of directors at eight (8);

•	FOR the election of the persons nominated to serve as directors;

•	FOR the amendment to the Restricted Share Bonus Plan (the "Restricted Share Bonus Plan" or the "Plan") increasing the number of Common Shares to be reserved for issuance under the Plan;

•	FOR amendments to Crescent Point's articles of incorporation (the "Articles Amendment") to allow the Corporation to implement a share dividend program (the "Share Dividend Program");

•	FOR the appointment of PricewaterhouseCoopers LLP as auditors; and

•	FOR the advisory resolution to accept the Corporation’s approach to executive compensation.

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

On July 2, 2009, the Corporation completed a plan of arrangement (the "Conversion Arrangement") under the Business Corporations Act (Alberta) with Crescent Point Energy Trust (the "Trust") pursuant to which the holders of trust units of the Trust (the "Trust Units") exchanged their Trust Units for Common Shares on a one-for-one basis. On July 2, 2009, in connection with the Conversion Arrangement, the Corporation filed Articles of Amendment to give effect to a consolidation of the Common Shares and subsequent Articles of Amendment to change its name to "Crescent Point Energy Corp." On January 1, 2011, the Corporation amalgamated with its wholly-owned subsidiaries Ryland Oil ULC, Darian Resources Ltd. and Shelter Bay Energy ULC.

Crescent Point is authorized to issue an unlimited number of Common Shares. As at April 4, 2013, 398,212,623 Common Shares were issued and outstanding. At the Meeting, upon a vote by way of a show of hands, every Shareholder present in person or represented by proxy and entitled to vote shall have one vote. On a vote conducted by ballot, every Shareholder present in person or by proxy has one vote for each Common Share of which such Shareholder is the registered holder. All votes on special resolutions are by a ballot and, therefore, no demand for a ballot is necessary.

Crescent Point Energy Corp. Information Circular – Proxy Statement

When any Common Share is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Common Share, but if more than one of them are present at the Meeting in person or by proxy and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Shareholders maintained by the Corporation is entitled to cast such vote.

To the best of the knowledge of the Board, there is no person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to the issued and outstanding Common Shares that may be voted at the Meeting.

The Common Shares of Crescent Point that were owned, directly or indirectly, by all directors, director nominee and officers as a group as at April 1, 2014 was 4,071,739 Common Shares, or 1.0% of the outstanding Common Shares.

QUORUM FOR THE MEETING

At the Meeting, a quorum shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled representing not less than 25% of the total number of issued and outstanding Common Shares. If a quorum is present at the opening of the Meeting, the Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting, other than the Articles Amendment, are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Shareholders present in person or represented by proxy at the Meeting. The Articles Amendment requires 66⅔ of the votes cast in respect of the resolution by or on behalf of Shareholders present in persons or represented by proxy at the Meeting.

MAJORITY VOTING POLICY

The Board has adopted a "majority voting" policy stipulating that if the votes in favour of the election of a director nominee at a meeting of Shareholders represent less than a majority of the Common Shares voted and withheld, the nominee will submit his resignation promptly after the meeting for the Board's consideration. The Board will review the voting result and the Board's decision to accept or reject the resignation will be disclosed to the public. The policy does not apply in circumstances involving contested director elections.

In addition, it is expected that the Corporation will amend its "majority voting" policy in advance of its 2015 annual meeting of shareholders (the "2015 AGM") to ensure the policy meets the requirements of the Toronto Stock Exchange (the "TSX"), which requirements will apply to the Corporation for the first time at the 2015 AGM.

REPORT ON VOTING RESULTS

Crescent Point will publicly disclose the results of all votes held at the Meeting.

In addition, the voting results for the election of the directors of the Corporation at its 2013 annual meeting are disclosed with the director biographies below.

Crescent Point Energy Corp. Information Circular – Proxy Statement

MATTERS TO BE ACTED UPON AT THE MEETING

1. Fixing Number of Directors

At the Meeting, it is proposed that the number of directors of Crescent Point to be elected at the Meeting to hold office until the next Annual Meeting or until their successors are elected or appointed, subject to the Articles and By-Laws of Crescent Point, be set at eight (8). There are presently seven (7) directors of Crescent Point, each of whom will retire from office at the Meeting.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR setting the number of directors to be elected at the Meeting at eight (8).

2. Election of Directors

The Articles of Crescent Point presently provide for a minimum of one director and a maximum of eleven directors. There are currently seven (7) directors. Shareholders are entitled to elect members to the board of directors of Crescent Point (the "Board") by a vote of Shareholders at a meeting of Shareholders.

The  eight (8) nominees proposed for election as directors of Crescent Point are as follows:

Rene Amirault
Peter Bannister
Kenney F. Cugnet
D. Hugh Gillard
Robert F. Heinemann
Gerald A. Romanzin
Scott Saxberg
Gregory G. Turnbull, QC

Voting for the election of directors will be conducted on an individual, not a slate, basis.

Management of Crescent Point recommends that Shareholders vote FOR the election as directors of each of the foregoing nominees.

The persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR the election of each of these nominees unless the Shareholder specifies authority to do so is withheld.

The names, province of residence and age of each of the eight (8) persons nominated for election as directors of Crescent Point, the number of Common Shares of Crescent Point beneficially owned, directly or indirectly, or over which each exercises control or direction (as at April 1, 2014), the offices held presently by each proposed director in Crescent Point, the period served as a director of Crescent Point and its predecessor companies, the voting results of the 2013 Annual General Meeting and the principal occupation of each are as follows:

Crescent Point Energy Corp. Information Circular – Proxy Statement

RENE AMIRAULT Independent Director Alberta, Canada Age: 53
Since 2007, Rene Amirault has been the President and Chief Executive Officer of Secure Energy Services Inc. ("Secure").  He was elected a director and appointed as Chairman of Secure on June 1, 2007.

From 2006 to 2007, Mr. Amirault was an independent businessman. From 2001 to 2006, he was the Vice President of Corporate Development of Tervita Corporation (formerly CCS Income Trust). He held various roles at Tervita Corporation from 1994 to 2006, including Vice President roles in Sales and Marketing, Business Development and Corporate Development. He was Vice President of Corporate Development of Tervita Corporation or its predecessor companies from 2001 to 2006, during which time his responsibilities included business development, acquisitions, strategic planning and investor relations. Mr. Amirault has over 32 years’ experience in the energy industry. He held various positions with Imperial Oil Ltd. from 1981 to 1994, including marketing, project management, finance and accounting capacities. Mr. Amirault received a Certified General Accountant designation in 1984.

Mr. Amirault is a new nominee to the Board

Securities Held as at April 1, 2014(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement	Common Shares plus DSUs as a Multiple of Ownership Requirement
8,300	-	-	8,300	$336,980	N/A - Board Nominee	N/A
Other Public Company Boards during the last 5 years
Company Secure Energy Services Petrowest Energy Services Trust			Board/Committee Appointments Chairman Health, Safety and Environment Committee

Crescent Point Energy Corp. Information Circular – Proxy Statement

PETER BANNISTER Independent Director Alberta, Canada Age: 56
Peter Bannister is Chairman of Crescent Point's board of directors and is president of Destiny Energy Inc., a private oil and gas company. He has been on the board of Crescent Point and its predecessors since 2003. Mr. Bannister has worked in the oil and gas industry since 1982, having held a variety of executive roles with companies such as Mission Oil and Gas Inc., StarPoint Energy Inc., Impact Energy Inc., Startech Energy Ltd., Boomerang Resources Ltd., Laurasia Resources Ltd. and Sproule Associates Ltd.

Mr. Bannister is a member of the Association of Professional Engineers and Geoscientists of Alberta and serves on the board of directors of Cequence Energy Ltd. and New Star Energy Ltd. Formerly, he was a director of Surge Energy Inc., Shelter Bay Energy Inc., Mission Oil and Gas Inc., Breaker Energy Ltd., Impact Energy Inc., Boomerang Resources Ltd. and Laurasia Resources Ltd. Mr. Bannister holds a Bachelor of Science degree in geology with a minor in economics.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2013		Attendance at Special Board Meetings During Fiscal 2013	Overall Attendance 2013
Board of Directors (Chair)		7/7		N/A
Audit		4/4			100%
Reserves (Chair)		2/2
Special Committee		N/A
Voting Results of 2013 Annual General Meeting
Votes For: 99.86%		Votes Withheld: 0.14%
Securities Held as at April 1, 2014(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
552,571	4,267	16,670	573,508	$23,284,425	Yes	24
Compensation Received
Fiscal Year		Total Compensation
2013		$411,216
2012		$386,471
2011		$374,590
Other Public Company Boards during the last 5 years
Company			Board/Committee Appointments
Breaker Energy Ltd.			Reserves Committee (Chairman) Audit Committee
Cequence Energy Ltd.			Nominating and Corporate Governance Committee Reserves and Environment, Health & Safety Committee
Surge Energy Inc.			Reserves Committee (Chairman)

Crescent Point Energy Corp. Information Circular – Proxy Statement

KENNEY F. CUGNET Independent Director Saskatchewan, Canada Age: 68
Since 1963, Ken Cugnet has been the owner and operator of a farm in Weyburn, Saskatchewan, where he lives. He is the president of Valleyview Petroleum Ltd. and Six Bits Resources Inc., both private oil and gas companies, and has worked in the oil and gas industry since 1962. He has been on the board of Crescent Point and its predecessors since 2003.

Mr. Cugnet also serves as a director of Elkhorn Resources Inc. Formerly, he served as director of Tappit Resources Ltd., Starpoint Energy Inc., Mission Oil & Gas Inc., Medora Resources Inc. and Cypress Petroleum Corp. Also, from 1987 to 1992, Mr. Cugnet was a member of the Saskatchewan Surface Rights Arbitration Board.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2013		Attendance at Special Board Meetings During Fiscal 2013	Overall Attendance 2013
Board of Directors		7/7		N/A
Reserves		2/2			95%
Health, Safety and Environment (Chair)		4/4
Corporate Governance and Nominating		2/2
Special Committee		4/5
Voting Results of 2013 Annual General Meeting
Votes For: 96.96%		Votes Withheld: 3.04%
Securities Held as at April 1, 2014(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
671,373	4,268	12,583	688,224	$27,941,894	Yes	92
Compensation Received
Fiscal Year		Total Compensation
2013		$300,719
2012		$302,056
2011		$287,026
Other Public Company Boards during the last 5 years
None

Crescent Point Energy Corp. Information Circular – Proxy Statement

D. HUGH GILLARD Independent Director Alberta, Canada Age: 65
Hugh Gillard is the principal of Saddleback Resources Ltd., a private company involved in equity investments and advisory roles in the energy sector. He has worked in the oil and gas industry since 1972, having led companies such as Kelso Energy Inc., PrimeWest Energy Trust and CanWest Gas Marketing Inc. He has also held a number of senior roles with companies such as Ashland Oil Canada, Dome Petroleum Ltd. and Amoco Canada Resources Ltd. Mr. Gillard has been on the board of Crescent Point and its predecessors since 2003.

Mr. Gillard has served as director of the board of Petrowest Energy Services Trust, CanWest Gas  Marketing Inc., Creststreet Power Income Fund, Kelso Energy Inc. and Point North Energy Ltd. He is a past member of the Management Advisory Council for the University of Calgary, past chairman of the board of Hospice Calgary and is currently the chairman of the Calgary Zoological Society. He holds a Bachelor of Commerce degree from the University of Calgary and is a graduate of the Stanford Business School Executive Program.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2013	Attendance at Special Board Meetings During Fiscal 2013		Overall Attendance 2013
Board of Directors		7/7	N/A
Audit		4/4			100%
Compensation (Chair)		4/4
Corporate Governance and Nominating		2/2
Special Committee		4/4
Voting Results of 2013 Annual General Meeting
Votes For: 97.16%		Votes Withheld: 2.84%
Securities Held as at April 1, 2014(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
38,002	4,268	12,583	54,853	$2,227,032	Yes	6
Compensation Received
Fiscal Year		Total Compensation
2013		$302,969
2012		$302,056
2011		$290,776
Other Public Company Boards during the last 5 years
Company Petrowest Energy Services Trust			Board/Committee Appointments Chairman

Crescent Point Energy Corp. Information Circular – Proxy Statement

ROBERT F. HEINEMANN Independent Director Texas, USA Age: 60
Robert Heinemann is an oil and gas executive who brings more than 30 years of experience to the Crescent Point Board.  Most recently, he served as President, Chief Executive Officer and director of Berry Petroleum Company ("Berry"), where he developed and executed that company’s growth and capital allocation strategies. He served as a director of Berry from 2002 until 2013, and as President and Chief Executive Officer from 2004 through 2013.  Previously, Mr. Heinemann worked for Halliburton Company and Mobil Corporation in a number of operational, technology, management and executive roles of increasing responsibility.

Mr. Heinemann serves on the board of directors of QEP Resources, Inc. and is a member of the Society of Petroleum Engineers.  He holds a Bachelor of Engineering and a Doctorate in chemical engineering from Vanderbilt University.

Mr. Heinemann was appointed to the Board on March 17, 2014.

Securities Held as at April 1, 2014(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
-	-	-	-	-	Yes	-
Other Public Company Boards during the last 5 years
Company Berry Petroleum Company			Board/Committee Appointments None
QEP Resources, Inc.			Audit Committee Compensation Committee

Crescent Point Energy Corp. Information Circular – Proxy Statement

GERALD A. ROMANZIN Independent Director Alberta, Canada Age: 55
Gerald Romanzin is an independent Calgary businessman who serves as a director of Petrowest Corporation, Porto Energy Corp. and of Trimac Transportation Ltd. Previously, he held a variety of senior roles with the TSX Venture Exchange, including Executive Vice President and Acting President, and was the Executive Vice President of the Alberta Stock Exchange, prior to its conversion. He has been on the board of Crescent Point and its predecessors since 2004.

Formerly, Mr. Romanzin served as a director of FET Resources Ltd., Ketch Resources Ltd., Ketch Resources Trust, Cadence Energy Inc., Kereco Energy Ltd. and Flowing Energy Corporation. Mr. Romanzin is a Chartered Accountant and he is a member of the Institute of Chartered Accountants of Alberta and holds a Bachelor of Commerce degree from the University of Calgary.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2013	Attendance at Special Board Meetings During Fiscal 2013		Overall Attendance 2013
Board of Directors		7/7	N/A
Audit (Chair)		4/4			100%
Compensation		2/2
Reserves		2/2
Special Committee		5/5
Voting Results of 2013 Annual General Meeting
Votes For: 91.95%		Votes Withheld: 8.05%
Securities Held as at April 1, 2014(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
11,415	4,267	12,583	28,265	$1,147,559	Yes	3
Compensation Received
Fiscal Year		Total Compensation
2013		$308,719
2012		$307,806
2011		$293,526
Other Public Company Boards during the last 5 years
Company Petrowest Corporation			Board/Committee Appointments Audit Committee (Chairman) Compensation Committee Governance Committee
Petrowest Energy Services Trust			Audit Committee (Chairman) Human Resources Committee Governance Committee
Porto Energy Corp.			Audit Committee (Chairman) Compensation Committee
Trimac Transportation Ltd.			Audit Committee
Trimac Transportation Services Inc.			Audit Committee
Trimac Income Fund			Board of Trustees (Chairman)

Crescent Point Energy Corp. Information Circular – Proxy Statement

SCOTT SAXBERG Non-Independent Director Alberta, Canada Age: 45
Scott Saxberg is the President, Chief Executive Officer and a director of Crescent Point. He was a founder of CPEL in 2001 and has been president of Crescent Point since 2003. Mr. Saxberg has worked in the oil and gas industry since 1992, having held a variety of roles with companies such as Shelter Bay Energy Inc., Wascana Energy Inc., Numac Energy Inc. and Magin Energy Inc.

Mr. Saxberg is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Saxberg previously served on the board of directors of Wild Stream Exploration Inc. and Bellamont Exploration Ltd.  He also serves on the CAPP board of governors and on the CAPP Saskatchewan Executive Policy Group. Mr. Saxberg holds a Bachelor of Science degree in mechanical engineering from the University of Manitoba.

Board and Board Committees		Attendance at Regular Meetings During Fiscal 2013		Attendance at Special Board Meetings During Fiscal 2013	Overall Attendance 2013
Board of Directors		7/7		N/A
Health, Safety and Environment		4/4			100%
Voting Results of 2013 Annual General Meeting
Votes For: 96.91%		Votes Withheld: 3.09%
Securities Held as at April 1, 2014(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares as a Multiple of Ownership Requirement
1,087,790	389,725	-	1,477,515	$59,987,109	Yes	29
Compensation Received
Please refer to the Compensation Discussion & Analysis section of this Information Circular.

Other Public Company Boards during the last 5 years
Company Bellamont Exploration Ltd.			Board/Committee Appointments Reserves Committee
Environmental, Health & Safety Committee
Catapult Energy Small Cap FTS Limited Partnership*			Director of the General Partner
Catapult Energy 2008 FTS Limited Partnership*			Director of the General Partner
Wild Stream Exploration Inc.			Corporate Governance and Compensation Committee Reserves Committee

*Mr. Saxberg serves or served on the board of directors of the general partner of these publicly traded limited partnerships.

Crescent Point Energy Corp. Information Circular – Proxy Statement

GREGORY G. TURNBULL, QC Independent Director Alberta, Canada Age: 59
Greg Turnbull is a partner with McCarthy Tétrault LLP law firm in the Calgary office. He has worked as a lawyer since 1980, having held a variety of roles with firms such as Gowlings LLP, Donahue LLP and MacKimmie Matthews. He has been on the board of Crescent Point and its predecessors since 2001.

Mr. Turnbull is also a director of Storm Resources Ltd., Heritage Oil Plc, Hyperion Exploration Inc., Marquee Energy Ltd. and Sunshine Oilsands Ltd. Throughout his career, he has served as an officer or director of many public and private companies. Mr. Turnbull is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honours) from Queens University and a Bachelor of Law degree from the University of Toronto.  He is also the past Chair of the Calgary Zoo.

Board and Board Committees	Attendance at Regular Meetings During Fiscal 2013	Attendance at Special Board Meetings During Fiscal 2013	Overall Attendance 2013
Board of Directors	7/7	N/A
Compensation	4/4	100%
Corporate Governance and Nominating (Chair)	2/2
Special Committee	6/6
Voting Results of 2013 Annual General Meeting
Votes For: 73.96%	Votes Withheld: 26.04%
Securities Held as at April 1, 2014(1)
Common Shares	Restricted Shares	Deferred Share Units	Total Securities Held	Market Value of Securities Held(2)	Meets Ownership Requirement(3)	Common Shares plus DSUs as a Multiple of Ownership Requirement
58,321	4,268	12,583	75,172	$3,051,983	Yes	9
Compensation Received
Fiscal Year	Total Compensation
2013	$299,219
2012	$301,306
2011	$282,526
Other Public Company Boards during the last 5 years
Company Action Energy Inc.	Board/Committee Appointments Compensation Committee Reserves and Environment Committee Corporate Governance Committee
Hawk Exploration	Reserves and Environment Committee Compensation Committee (Chairman) Corporate Governance Committee
Heritage Oil Plc	None
Hyperion Exploration Corp.	Audit Committee Corporate Governance Committee Reserves and Environment Committee
Marquee Energy Ltd.	Audit Committee Corporate Governance Committee
Online Energy Inc.	Audit Committee Compensation Committee Corporate Governance Committee
Porto Energy Corp.	Corporate Governance Committee Reserves Committee
Seaview Energy Inc.	Corporate Governance, Nominating and Compensation Committee
Storm Exploration Inc.	Compensation, Governance and Nomination Committee
Storm Resources Ltd.	Reserves Committee
Sonde Resources Corp.	Corporate Governance Committee
Sunshine Oilsands Ltd.	Corporate Governance Committee Compensation Committee

Crescent Point Energy Corp. Information Circular – Proxy Statement

Notes:
(1)	Includes holdings by affiliates of directors.
(2)	The market value of securities held is calculated using the April 1, 2014 volume weighted average Common Share price on the TSX of $40.60.
(3)
The directors are required to own, within three years of the initial election or appointment to the Board at least ten times their annual retainer in Common Shares and Deferred Share Units ("DSUs"). The annual retainer for the Chairman of the Board is $95,000 and the annual retainer for the other non-employee directors is $30,000.  Each of the directors owns the requisite number of Common Shares to satisfy this share ownership requirement.  Mr. Heinemann recently joined the Board and therefore has three years to meet the ownership requirement. Mr. Amirault is a nominee director therefore the ownership requirement does not yet apply to him.  See "Description of Board of Directors' Compensation – Director Ownership Requirements".

As at April 1, 2014, the Board, including director nominee Mr. Amirault, held a total market value of securities of $117,976,982; individual holdings are outlined above.

Other than as described below, no proposed director: (a) is at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

D. Hugh Gillard

Mr. Gillard was a director of Point North Energy Ltd. ("Point North") from November 2, 2005 until November 22, 2006. In September 2006, Point North filed for, and the Court of Queen's Bench of Alberta granted, an initial order to Point North for creditor protection under the Companies' Creditors Arrangement Act ("CCAA") due to circumstances arising from events that occurred prior to Mr. Gillard being appointed to the Point North board of directors. In September 2007, a successful plan of arrangement was approved by the creditor of Point North and as a result, Point North emerged from CCAA protection.

Gregory G. Turnbull, QC

Mr. Turnbull was a director of Action Energy Inc., a corporation engaged in the exploration, development and production of oil and gas in western Canada. Action Energy Inc. was placed into receivership on October 28, 2009 by its major creditor and Mr. Turnbull resigned as a director immediately thereafter.

Board and Board Committee Meetings

The following table sets forth the Board and Board Committee meetings held during 2013 and the overall attendance at each.  Individual directors' attendance at the Board and applicable Board Committee meetings are provided above under each director's name. Each Board, Audit Committee, Compensation Committee,  Reserves Committee, Corporate Governance and Nominating Committee and Special Committee is either held entirely without members of management present or includes an in-camera session without management present.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Board/Committee	Total Meetings	Overall Attendance
Board	7	100%
Audit	4	100%
Reserves	2	100%
HS&E	4	100%
Compensation	4	100%
Corporate Governance and Nominating	2	100%
Special Committee Meetings	6	95%

Board Skills Matrix and Continuing Education

The Corporate Governance and Nominating Committee ensures that the Board includes members with relevant experience and expertise so that the Board is able to effectively fulfil its mandate.  The skill matrix below shows the experience and expertise that each director nominee brings to our Board.

	Amirault	Bannister	Cugnet	Gillard	Heinemann	Romanzin	Saxberg	Turnbull

Professional Background
Accounting, Finance, Tax	√			√		√
Economics & Business	√	√		√		√
Engineering & Technical		√			√		√
Law and/or Regulatory						√		√
Marketing	√		√	√

Management Role
Active CEO/CFO/Senior Executive	√		√				√
Former CEO/CFO/Senior Executive		√		√	√	√
Business Owner / Entrepreneur	√	√	√	√			√	√
Business Advisor	√	√	√	√	√		√	√
Managing Partner			√					√

Business Segment
Oil & Gas	√	√	√	√	√	√	√	√
Financial Services/Investment/Banking						√		√
Law / Regulatory						√		√
Land and Development			√

Specific Representations
Academics		√			√
Environmental	√		√		√		√
Corporate Governance	√	√	√	√	√	√		√
Risk Management	√	√	√	√	√	√	√
Strategic Management	√	√	√	√	√	√	√	√

Each director is responsible for keeping informed on the Corporation and developments in the industry.  Executive Officers and/or other members of the leadership team assist by providing updates on technical advancements, new resource plays, regulatory changes and/or economic developments facing our business.  The President and Chief Executive Officer, other Executive Officers and/or other members of the leadership team also regularly communicate with members of the Board on developments in the business, progress towards achieving established goals and other topics relevant to the Corporation's business.  These presentations, meetings and discussions serve to increase the Board’s knowledge of the Corporation and its business, and assists the Board in the execution of its duties.

Crescent Point also promotes continuing education of its directors by its corporate membership in the Institute of Corporate Directors ("ICD"), an organization which fosters excellence in directors to strengthen the governance and performance of Canadian businesses.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Below is a table outlining the continuing education activities engaged in by our Board members during 2013:

Continuing Education
Topic	Date	Prepared/Hosted by	Who Attended
Audit Committee Seminar – Raising the Bar on Audit Quality	January 2013	Deloitte	Romanzin
IFRS Webinar	January 2013	CPA	Romanzin
Market Update and Analysis	February 2013	Investment Bank	All
Oil & Gas – International Exploration Activities	April 2013	Oil Council Asia Assembly – Hong Kong	Turnbull
The Board and Government Relations	May 2013	ICD	Cugnet
Stakeholder Activism Seminar	May 2013	ICD	Cugnet, Romanzin
Enterprise Risk Management Seminar	June 2013	ICD	Romanzin
HR & Compensation Committee Effectiveness	June 2013	ICD	Gillard
Executive Compensation vs. Performance	June 2013	Hugessen Consulting	Gillard
Compensation Trends and Issues	August 2013	Management	All
IT Governance and the Board of Directors	October 2013	CPA	Romanzin
Governance: Shareholder Activism	October 2013	ICD	Gillard
Mining and Finance	November 2013	Bennett Jones	Romanzin
Oil & Gas – International Exploration Activities	November 2013	Oil Council World Assembly – London UK	Turnbull
Governance Update	November 2013	Management	All
NYSE Listing Analysis	November 2013	Management	All
Building an Investor Ready Business Model	November 2013	CPA	Romanzin

In addition to the foregoing disclosure, during 2013 Mr. Saxberg visited several Crescent Point operating sites and presented at the following conferences: BMO Conference – Annual Unconventional Resource Conference; Goldman – Global Energy Conference; FirstEnergy East Coast Energy Conference; Howard Weil Energy Conference; CIBC 2013 Energy Conference; RBC – Global Energy Conference; National Bank Energy Conference; Peters & Co. Limited Energy Conference; Barclays CEO Energy Power Conference and the CAPP World Yield Hogs Retreat.

3. Amendment to the Restricted Share Bonus Plan

Crescent Point's Restricted Share Bonus Plan was initially approved as part of the Conversion Arrangement, which occurred on July 2, 2009 and amendments to the Plan were approved at the 2012 annual Shareholder meeting. The rules of the TSX relating to restricted share plans require that the Corporation seek Shareholder approval to increase the number of Common Shares to be reserved for issuance under the Plan. The Board is requesting Shareholder approval to amend the Plan to increase the maximum number of Common Shares available for issuance from treasury thereunder by 8,000,000 Common Shares.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Proposed Increase in Common Shares Available for Issuance Pursuant to the Restricted Share Bonus Plan

As of April 4, 2014, 3,961,933 Restricted Shares were issued and outstanding. From the completion of the Conversion Arrangement to April 4, 2014, 8,389,581 Common Shares have been issued from treasury in association with redemptions of Restricted Shares. A tabular summary of the Common Shares issued from treasury pursuant to the Plan at April 4, 2014 is as follows:

Common Shares (and Trust Units, prior to completion of the Conversion Arrangement) reserved for issuance from treasury	14,000,000
LESS: Total Trust Units issued from treasury upon redemption prior to completion of the Conversion Arrangement	940,707
LESS: Total Common Shares issued from treasury upon redemption since completion of the Conversion Arrangement	8,389,581
Balance of Common Shares reserved for issuance from treasury as of April 4, 2014	4,669,712
LESS: Restricted Shares outstanding as of April 4, 2014	3,961,933
Balance of Restricted Shares available for grant as of April 4, 2014	707,779
PLUS: Requested Increase in Common Shares reserved for issuance from treasury under the Plan	8,000,000
Balance of Restricted Shares available for grant as of April 4, 2014, including the requested reserve increase	8,707,779

The Board considers it advisable that an additional 8,000,000 Common Shares be reserved for issuance from treasury under the Restricted Share Bonus Plan. Even though the Corporation is not required to pay the Restricted Shares by issuing Common Shares, the Plan limits the number of Restricted Awards that can be granted by referencing the Common Shares, and by computing the maximum number of Common Shares that could be issued pursuant to the Restricted Awards.

The Restricted Share Bonus Plan is an integral component of the Corporation's base compensation to all employees as well as a significant part of our short and long term incentive compensation.  A significant portion of Crescent Point employees' compensation in 2013 was remunerated in the form of Restricted Shares. Given that the vesting provisions in the Restricted Share Bonus Plan are for terms up to 3 years, we believe that this form of compensation establishes strong employee retention as well as alignment with corporate and Shareholder objectives.  See "Compensation Discussion and Analysis" for further details.

The Board believes that this amendment to the Plan is important as it will provide Crescent Point with the flexibility needed to continue to offer compensation in the form of Restricted Shares to current and future officers, employees, directors and consultants of the Corporation through the issuance of Common Shares from treasury (if the Board chooses to settle the Restricted Shares in this manner).

If the proposed increase in the number of Common Shares available for issuance under the Plan is approved by the Shareholders, the Corporation, if it chooses to issue Common Shares as settlement for redeemed Restricted Shares, will have the ability to issue from treasury up to an additional 8,000,000 Common Shares in association with the redemption of Restricted Shares, representing approximately 2.0% of the Common Shares issued and outstanding as at April 4, 2014.  Since inception, the total number of Common Shares reserved for issuance under the Plan, including the proposed amendment, would be 22,000,000 Common Shares or approximately 5.5% of our issued and outstanding as at April 4, 2014.

The Corporation had 3,961,933 Restricted Shares issued and outstanding as at April 4, 2014, representing 1.0% of the then issued and outstanding Common Shares. The Corporation wishes to amend the Plan to increase the maximum number of Common Shares issuable from treasury under the Plan by more than the anticipated number of Restricted Shares to be granted during the next fiscal year so that the Corporation may avoid the expense associated with obtaining approvals for amendments to the Plan at next year's Shareholder meeting.  Crescent Point anticipates that this increase, if approved, will last the Corporation through 2017.

Crescent Point Energy Corp. Information Circular – Proxy Statement

TSX Approval of Proposed Amendment

The TSX has conditionally approved the proposed amendment to the Restricted Share Bonus Plan, subject to Shareholder approval.

Form of Resolution Approving Restricted Share Bonus Plan Amendment

Shareholders will be asked at the Meeting to consider and, if thought appropriate, approve the following resolution:

"BE IT RESOLVED THAT:

1.
The proposed amendment (the "Proposed Amendment") to the Corporation's Restricted Share Bonus Plan to increase the maximum number of Common Shares of the Corporation issuable from treasury thereunder by 8,000,000 Common Shares, such that the number of Common Shares issuable from treasury under the Restricted Share Bonus Plan shall not exceed 22,000,000, as more particularly described in the Information Circular of the Corporation dated April 4, 2014, be and the same is hereby authorized and approved.

2.
Any director or officer of the Corporation be and is hereby authorized and directed to make such other consequential amendments to the Restricted Share Bonus Plan as may be required to give full effect to the Proposed Amendment.

3.
Any director or officer of the Corporation be and is hereby authorized and directed to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution."

The foregoing amendment to the Restricted Share Bonus Plan is subject to the approval of the Corporation's Shareholders.

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR the resolution as set out above.

4. Approval of Share Amendment to Implement Share Dividend Program

At the Meeting, Shareholders will be asked to vote on a special resolution (the "Share Dividend Resolution") to amend the Corporation's articles of amalgamation (the "Share Capital Amendment") to change the rights, privileges, restrictions and conditions in respect of the Common Shares, including to set forth the terms and conditions pursuant to which the Corporation may issue Common Shares as payment of all or any portion of dividends declared on the Common Shares (referred to herein as "share dividends") for those Shareholders who elect to receive share dividends instead of cash dividends. A copy of the proposed terms of the Common Shares after giving effect to the Share Capital Amendment is attached hereto as Appendix "A" (the "Amended Share Terms").

Reasons for the Share Capital Amendment

The Corporation currently has in place a Premium Dividend™ and Dividend Reinvestment Plan ("DRIP") that is available only to Canadian shareholders. The Corporation is proposing to also adopt a share dividend program (the "Share Dividend Program") that would generally be available to all Shareholders. While the Share Dividend Program is similar to the dividend component of the DRIP (the "Dividend Component"), the Corporation believes the Share Dividend Program has certain tax attributes that make it more attractive to both Canadian and non-Canadian Shareholders that hold their Common Shares in taxable accounts, while there would be effectively no impact on Shareholders holding Common Shares in tax-deferred accounts. Participation in the Share Dividend Program would be optional: Shareholders will continue to receive dividends as declared by the Board in the form of cash, unless they elect to receive share dividends. Furthermore, the Board may discontinue the declaration and payment of share dividends at any time, in which case Shareholders would receive dividends as declared by the Board in the form of cash (referred to herein as "cash dividends").

Crescent Point Energy Corp. Information Circular – Proxy Statement

Accordingly, the Corporation is proposing an amendment to its Articles to clarify the ability of the Corporation to issue, and to set forth the terms and conditions pursuant to which Shareholders may elect to receive, share dividends while not prejudicing Shareholders who desire to receive cash dividends.

The Share Dividend Program would be in addition to the DRIP and would allow Shareholders to accumulate additional Common Shares issued from the Corporation's treasury at an effective 5% discount to the market price of the Common Shares (the same as the current Dividend Component of the DRIP) on, in certain cases, a more tax-efficient basis as compared to the Dividend Component of the DRIP, all as described in more detail below. The Share Dividend Program will serve as a source of capital for the Corporation by allowing it to retain cash that would otherwise be paid out as dividends. This balance of cash flow retention and maintaining a regular dividend will support long-term value maximization and allow the Corporation to retain funds to support its strategic growth initiatives. Subject to approval of the Share Dividend Resolution, it is anticipated that the Board will declare the Corporation's first share dividend to be paid on or about June 16, 2014 to Shareholders of record on May 31, 2014.

The approval of the Share Dividend Resolution and adoption by the Corporation of the Share Dividend Program will not prevent Shareholders from continuing to receive dividends, when declared by the Board, in the form of cash. As is the case with the existing Dividend Component of the DRIP, participation by Shareholders in the proposed Share Dividend Program and the election to receive share dividends is completely voluntary and Shareholders are not required to participate in the Share Dividend Program. If a Shareholder wishes to receive dividends declared by the Corporation in the form of cash, no action is required to be taken by a Shareholder. Only Shareholders who validly elect to participate in the Share Dividend Program, as described below, will receive share dividends.

Benefits of the Share Dividend Program

As described above, the Share Dividend Program is intended to provide the Corporation with the same capital retention attributes of the Dividend Component of the DRIP, while both expanding the availability of the program to Shareholders outside of Canada and providing many taxable Shareholders with Canadian tax treatment that is expected to be more favourable than the Dividend Component of the DRIP. Under the Dividend Component of the DRIP, a cash dividend is paid to the Shareholder and then immediately reinvested in new Common Shares. For a Shareholder that is a Canadian resident that is not exempt from taxation, the mechanics of the Dividend Component of the DRIP require the full amount of the reinvested dividend to be included in the Shareholder's income where it is subject to tax at the dividend tax rates applicable to such Shareholder. If the Dividend Component of the DRIP were to be made available to Shareholders that are not residents of Canada, any applicable Canadian withholding tax would be deducted from the cash dividend payable to those Shareholders and only the remaining after tax portion of the dividend could be reinvested in Common Shares.

Under the Share Dividend Program, there is no cash dividend that is subsequently reinvested; instead, the dividend is paid directly in Common Shares. As discussed under the heading "Canadian Federal Income Tax Considerations" in Appendix "B" to this Information Circular, the amount or value of a share dividend for the purposes of computing a Shareholder's Canadian tax liability is not the market value of the Common Shares being issued in satisfaction of the dividend but the amount that the Board chooses to add to the Corporation's stated capital account as a result of the payment of the share dividend.

Crescent Point Energy Corp. Information Circular – Proxy Statement

It is anticipated that the Board will add only a nominal amount to stated capital when a share dividend is paid under the Share Dividend Program. As a result, taxable Shareholders resident in Canada who hold their Common Shares as capital property are not expected to have any material amounts included in their income as a result of the receipt of the share dividends. However, because no amount is being reinvested and no portion of the share dividend is being included in a Shareholder's income, a Shareholder who receives a share dividend will be deemed to have no initial tax cost in the Common Shares comprising the share dividend. As a result, the Shareholder may realize a larger capital gain when the Shareholder sells the Common Shares in the future. In essence, the immediate dividend income inclusion that would arise under the Dividend Component of the DRIP is not recognized under the Share Dividend Program but is converted to a future capital gain (or reduction of capital loss). This provides Shareholders with a tax deferral opportunity and an opportunity to utilize any capital losses the Shareholder may have available to shelter these future capital gains. In addition, since the taxation rates applicable to dividends generally differ from those applicable to capital gains, Shareholders participating in the Share Dividend Program may benefit from these rate discrepancies. However, Shareholders should consult their own tax advisors with respect to the tax implications of the Share Dividend Program to their particular circumstances. For Canadian-resident Shareholders that are exempt from taxation, there will be no meaningful difference between the current Dividend Component of the DRIP and the Share Dividend Program.

For Shareholders who are not residents of Canada, the anticipated nominal amount of the share dividend for Canadian tax purposes is expected to eliminate any Canadian withholding tax exposure in respect of share dividends. This means that the number of Common Shares received under the Share Dividend Program should reflect the entire amount of the share dividend rather than the net amount of the cash dividend that would remain after the payment of any applicable Canadian withholding tax on a reinvested cash dividend under the Dividend Component of the DRIP. As discussed in more detail in Appendix "B" to this Information Circular, most Shareholders that are not residents of Canada will not be subject to Canadian taxation on any capital gains associated with a disposition of Common Shares. Accordingly, the fact that Common Shares received in satisfaction of a share dividend will have no initial tax cost for Canadian purposes is not expected to have any adverse Canadian tax consequence for such non-resident Shareholders.

All Shareholders, wherever resident, are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or share dividends.

The approval of the Share Dividend Resolution and adoption by the Corporation of the Share Dividend Program should not be construed as a guarantee that future dividends will continue to be paid by the Corporation or as to the amount of future dividend payments. The Board continually evaluates the Corporation's dividend policy and any decision to pay dividends on the Common Shares will be made by the Board on the basis of the relevant conditions existing at the applicable time. Furthermore, the declaration and payment of share dividends is solely within the discretion of the Board and there can be no assurance that the Corporation will declare share dividends or otherwise continue the Share Dividend Program in the future.

Outlined below is a description of the key terms of the proposed Share Dividend Program and how Shareholders may elect to participate in the Share Dividend Program, provided the Share Dividend Resolution is approved and the Board declares share dividends in respect of the Common Shares.

Payment of Share Dividends

The Share Capital Amendment will provide the Board with the flexibility, where a Shareholder has validly elected to receive payment of dividends in the form of Common Shares in the manner set forth below, to declare and pay dividends on the Common Shares through the issuance of additional Common Shares from treasury. To facilitate payment of such share dividends, the Amended Share Terms also implement procedures for: (i) a Shareholder to elect to accept share dividends; (ii) determining the value and number of Common Shares to be distributed by way of a share dividend; (iii) accounting for the entitlement of Shareholders to fractional Common Shares resulting from share dividends; (iv) authorizing the sale of Common Shares issued in respect of share dividends to satisfy tax withholding obligations or to comply with foreign laws or regulations applicable to a Shareholder, if required; and (v) payment of cash in respect of fractional Common Shares upon a person ceasing to be a registered Shareholder.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Dividends would be declared in an amount expressed in dollars per Common Share and, for Shareholders that confirm they are willing to receive dividend payments in Common Shares, would be paid by way of the issuance of a fraction of a Common Share ("Share Dividend Share") per outstanding Common Share determined by dividing the dollar amount of the dividend per Common Share by 95% of the "volume weighted average trading price" (as defined below) of the Common Shares on the TSX.  The "volume weighted average trading price" of the Common Shares would be the arithmetic average (calculated by Olympia to four decimal places) of the daily volume weighted average trading prices of Common Shares on the TSX for the trading days on which at least one board lot of Common Shares is traded on the TSX during the period beginning on the later of the 21st business day preceding the applicable dividend payment date and the second business day following the record date applicable to that dividend payment date, and ending on the second business day preceding the dividend payment date, subject to such adjustments as Crescent Point may, in its sole discretion, determine to be appropriate to account for (i) а change in the aggregate number of Common Shares outstanding into a greater or lesser number of Common Shares, (ii) a reclassification of the Common Shares, or (iii) a merger, reorganization or other transaction affecting the Common Shares. The result of the foregoing is that Shareholders who elect to receive share dividends will receive additional Common Shares at a 5% discount to the market price, which is effectively identical to the price at which Common Shares are currently issued to Canadian-resident Shareholders under the Dividend Component of the DRIP, and may benefit from certain tax efficiencies as described above.

The share dividends would be paid by way of the issuance of a Share Dividend Share only to registered Shareholders who have delivered to Olympia, the Corporation's transfer agent, on or before a date specified by the Board (currently being the fourth business day prior to a dividend record date) (the "Share Dividend Confirmation Notice Deadline"), a notice in writing (a "Share Dividend Confirmation Notice") confirming that they will accept the Share Dividend Share as payment of the dividend on all or a portion of their Common Shares entitled to receive the applicable dividend. Beneficial Shareholders who hold their Common Shares through a broker, investment dealer, financial institution or other nominee may participate in the Share Dividend Program through such nominee.

Shareholders who do not participate in the Dividend Component of the DRIP and who do not elect to receive share dividends will continue to receive cash dividends as declared by the Board, in the usual manner. Therefore, if a registered Shareholder does not deliver a Share Dividend Confirmation Notice by the Share Dividend Confirmation Notice Deadline, or delivers a Share Dividend Confirmation Notice confirming that the holder accepts the Share Dividend Share as payment of the dividend on some but not all of the holder's Common Shares, the dividend on Common Shares for which no Share Dividend Confirmation Notice was delivered, or the dividend on those of the holder's Common Shares in respect of which the holder did not deliver a Share Dividend Confirmation Notice, will be paid in cash in the usual manner. See "Procedure to Confirm Acceptance of Share Dividends" below for additional information.

To the extent that any accumulated share dividends paid on the Common Shares represent one or more whole Common Shares payable to a registered holder of Common Shares that has confirmed it will accept payment in Common Shares (a "Participating Shareholder"), such whole Common Shares will be registered in the name of such holder. For greater clarity, the term "Participating Shareholder" only refers to registered Shareholders (i.e. Shareholders who hold a physical share certificate or direct registration system advice ("DRS Advice") in their own name evidencing registered ownership of Common Shares) and not to beneficial holders who hold their Common Shares through a broker, investment dealer, financial institution or other nominee.

Procedure to Confirm Acceptance of Share Dividends

Shareholders who are participants in the Dividend Component of the DRIP will not be automatically enrolled in the Share Dividend Program. Registered and beneficial Shareholders must take the steps outlined below in order to enroll in the Share Dividend Program and elect to receive share dividends declared by the Corporation rather than receive dividends in the form of cash. Participation in the Share Dividend Program will be voluntarily and, if a Shareholder not already participating in the Dividend Component of the DRIP desires to receive dividends in the form of cash, no action is required to be taken by such a Shareholder.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Registered Shareholders

Registered Shareholders that wish to participate in the Share Dividend Program and are willing to accept the payment of future dividends declared by the Board in the form of Common Shares are required to complete and deliver to Olympia a Share Dividend Confirmation Notice in a form prescribed by Olympia at least four business days prior to the record date of a declared dividend. The Share Dividend Confirmation Notice will permit such Shareholders to confirm that they will accept the Share Dividend Share as payment of the dividend on all or a stated number of their Common Shares entitled to receive such dividend. A Share Dividend Confirmation Notice will remain in effect for all dividends declared on the Common Shares to which it relates and which are held by the registered Shareholder, unless the Shareholder delivers a revocation notice to Olympia, in which case the Share Dividend Confirmation Notice will not be effective for any dividends having a record date that is more than four business days following receipt of the revocation notice by Olympia. A Share Dividend Confirmation Notice or a revocation notice may only be delivered to Olympia in respect of Common Shares for which trades have settled prior to the applicable deadline for notice.

Accordingly, if the Share Dividend Resolution is approved at the Meeting, registered Shareholders that desire to receive payment in the form of Common Shares in respect of the dividend expected to be declared by the Board of the Corporation having a record date of May 31, 2014 and a payment date of June 16, 2014 must return a Share Dividend Confirmation Notice to Olympia by no later than May 26, 2014. A copy of the Share Dividend Confirmation Notice may be obtained from Olympia at www.olympiatrust.com or from the Corporation's website at www.crescentpointenergy.com. The completed Share Dividend Confirmation Notice must be returned to Olympia in accordance with the instructions contained therein.

Notwithstanding the foregoing, CDS, The Depository Trust & Clearing Corporation ("DTC") and other similar depositories, as registered Shareholders, may participate in the Share Dividend Program and elect to receive share dividends on behalf of beneficial Shareholders who hold Common Shares through their brokers and the respective depository services by communicating appropriate election and enrollment instructions to Olympia in accordance with standard and customary industry practices.

Beneficial Shareholders

Beneficial owners of Common Shares held through brokers, investment dealers, financial institutions or other nominees and which are registered in the name of depositories such as CDS in Canada and DTC in the U.S., or another nominees, may not directly confirm their acceptance of share dividends in respect of those Common Shares with Olympia, but must instead either: (i) make appropriate arrangements with the broker, investment dealer, financial institution or other nominee who holds their Common Shares to confirm acceptance of share dividends on their behalf, either as a nominee that delivers a completed and executed Share Dividend Confirmation Notice to Olympia or, if applicable, as a CDS or DTC participant by providing the appropriate instructions to CDS or DTC, as applicable, within the timeframes required by such depositories; or (ii) transfer the Common Shares such that they are registered in their own name and then confirm acceptance of share dividends in respect of such Common Shares directly.

Beneficial owners of Common Shares should contact the broker, investment dealer, financial institution or other nominee that holds their Common Shares to provide instructions regarding their acceptance of share dividends and to inquire about any applicable deadlines that the nominee may impose or be subject to. By confirming their willingness to receive share dividends and enrolling in the Share Dividend Program, a beneficial holder (or where such confirmation or enrollment is made by a nominee on behalf of a beneficial Shareholder, the applicable nominee) will be deemed to represent and warrant to the Corporation and Olympia that the beneficial Shareholder has made such confirmation, election and enrollment prior to the record date for the relevant share dividend.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Fractional Entitlements

Fractional Common Shares, which might otherwise have been payable to Participating Shareholders by reason of a share dividend, will be issued to Olympia as the agent of such Shareholders. Olympia will credit to an account for each Participating Shareholder all fractions of a Common Share amounting to less than one whole share issued by the Corporation to a Participating Shareholder by way of share dividends. From time to time, when the fractional interests in a Common Share held by Olympia for the account of a Participating Shareholder are equal to or exceed in the aggregate one additional whole Common Share, Olympia will cause an additional whole Common Share to be registered in the name of the Participating Shareholder.

The crediting of fractional Common Shares (or payment of cash in lieu of fractional Common Shares) to beneficial owners who receive share dividends on Common Shares held through a broker, investment dealer, financial institution or other nominee will depend on the policies of that broker, investment dealer, financial institution or other nominee.

A Shareholder that ceases to be a registered holder of one or more Common Shares is entitled to receive payment in cash equal to the value of the fractional Common Share held by Olympia for the account of the Shareholder. The value of the fractional Common Share would be calculated by reference to the value assigned to the Common Shares for purposes of the last share dividend paid by the Corporation prior to the date of payment to the former registered Shareholder.

Authority to Sell Share Dividend Shares

The Corporation has the right to require Olympia to sell all or any part of the Share Dividend Shares through the facilities of the TSX, NYSE or other stock exchange on which the Common Shares are listed for trading if: (i) the Corporation has reason to believe that tax should be withheld and remitted to a taxation authority in respect of any share dividend paid or payable to a Shareholder in Common Shares, in which case the Corporation would cause Olympia to pay the sale proceeds to such taxation authority for the purposes of remitting the applicable tax, with any balance not remitted in payment of tax being payable to the Shareholder; or (ii) the Corporation has reason to believe that the payment of a share dividend in Common Shares to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject the Corporation to any penalty or any legal or regulatory requirements not otherwise applicable to the Corporation, in which case the cash sale proceeds would be delivered to the Shareholder.

Authority to Amend or Cancel Share Dividend Confirmation Notice

Pursuant to the terms of the Share Dividend Confirmation Notice, the Corporation will have the right to amend a Shareholder's Share Dividend Confirmation Notice if the Corporation has reason to believe that tax should be withheld and remitted to a taxation authority in respect of any share dividend paid or payable to a Shareholder, in which case the Corporation may amend the Shareholder's Share Dividend Confirmation Notice to provide that such Shareholder will receive cash dividends on that portion of the Shareholder's Common Shares to fully satisfy any withholding tax obligations. Similarly, if the Corporation has reason to believe that the payment of a share dividend might contravene the laws or regulations of the jurisdiction of a Shareholder's residence or to whose laws the Shareholder is subject, or could subject the Corporation to any penalty or any legal or regulatory requirements not otherwise applicable to the Corporation, the Corporation may cancel such Shareholder's Share Dividend Confirmation Notice. The Corporation will provide notice to the Shareholder in the event the Corporation determines to amend or cancel such Shareholder's Share Dividend  Confirmation Notice.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Taxation of Share Dividends

Participation in the Share Dividend Program will have income tax consequences to Shareholders who receive share dividends that are different from the income tax consequences applicable to cash dividends. Please refer to Appendix "B" to this Information Circular for a summary of certain Canadian and U.S. federal income tax considerations. Shareholders should consult their own tax advisors for advice with respect to the tax consequences of participation in the Share Dividend Program based on their particular circumstances.

Reporting and Entitlement to Common Share Certificates

An account will be maintained by Olympia for each Participating Shareholder. Each Participating Shareholder's account will include information with respect to the number of whole and fractional Common Shares registered or held in the name of the Participating Shareholder on the record date for the share dividend, as well as the number of additional whole and fractional Share Dividend Shares to which the Participating Shareholder has become entitled by reason of the stock dividend. An unaudited statement regarding each Participating Shareholder's account will be mailed on a quarterly basis to each Participating Shareholder. Beneficial Shareholders will continue to receive reports with respect to their holdings of Common Shares and receipt of Share Dividends from the broker, investment dealer, financial institution or other nominee through whom their Common Shares are held. A certificate representing the number of whole Share Dividend Shares registered in the name of a Participating Shareholder as a result of a share dividend will only be provided upon request in writing to Olympia.

TSX Conditional Approval

The TSX has conditionally approved the Share Dividend Amendment, subject to the Shareholders approving the Share Dividend Amendment Resolution and subject to the filing by the Corporation of certain fees and documents with the TSX following the completion of the Share Dividend Amendment.

Text of Share Dividend Resolution

To be effective, the Share Dividend Resolution to amend the Articles to give effect to the Share Capital Amendment and to allow the Corporation to implement the Share Dividend Program must be passed by a majority of not less than two-thirds of the votes cast thereon by the Shareholders represented in person or by proxy at the Meeting.

The Board unanimously recommends that Shareholders vote in favour of the Share Dividend Resolution.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the Share Dividend Resolution.

Crescent Point Energy Corp. Information Circular – Proxy Statement

If the Share Dividend Resolution is approved by Shareholders, once it is implemented by the Corporation, those Shareholders who voted against it are not entitled to exercise any legal rights of dissent or similar appraisal remedies that would require the Corporation to repurchase their Common Shares. The text of the Share Dividend Resolution is set out below.

"BE IT RESOLVED as a special resolution of the holders of Common Shares of Crescent Point Energy Corp. (the "Corporation") that:

1.
Pursuant to section 173 of the Business Corporations Act (Alberta) (the "Act"), the articles of amalgamation of the Corporation be amended to change the rights, privileges, restrictions and conditions in respect of the Common Shares, as more particularly set forth in Appendix "A" to the Corporation's Information Circular and Proxy Statement dated April 4, 2014;

2.
Any one of the directors or officers of the Corporation is hereby authorized to sign all such documents, including without limitation, Articles of Amendment, and to do all such acts and things, including without limitation, delivering such Articles of Amendment to the Registrar of Corporations under the Act, as such director or officer determines, in his or her discretion, to be necessary or advisable in order to properly implement and give effect to the foregoing; and

3.
Notwithstanding that this special resolution has been duly passed by the Shareholders, the Board may, in its sole discretion, without further approval of the Shareholders, revoke this special resolution at any time prior to the filing of Articles of Amendment giving effect to the foregoing."

Management recommends that Shareholders vote FOR the resolution.

5. Appointment of Auditors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to re-appoint PricewaterhouseCoopers LLP as auditors of Crescent Point, to hold office until the next annual meeting of Shareholders at a remuneration to be determined by the Board. PricewaterhouseCoopers LLP have acted as the auditors of Crescent Point and Crescent Point Energy Trust since September 2003.

Management recommends that Shareholders vote FOR the appointment of PricewaterhouseCoopers LLP as the auditors of Crescent Point.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditor of Crescent Point.

6. Advisory Vote on Executive Compensation

This is Crescent Point’s second year of holding a non-binding "Say on Pay" vote.  In 2013, approximately 97% of the votes cast on the "Say on Pay" vote were cast in acceptance of the Corporation's approach to executive compensation.

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation related decisions made by the compensation committee of the Board (the "Compensation Committee") and the Board. The Board believes it is appropriate to hold a non-binding advisory vote on the approach to executive compensation with the intention that this shareholder advisory vote will form an integral part of the Board’s shareholder engagement process around executive compensation.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Crescent Point's approach to executive compensation as set forth in the section entitled "Executive Compensation" in this Information Circular.

As the vote will be an advisory vote, the results will not be binding upon the Board. The Board, and specifically the Compensation Committee, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote. Crescent Point will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The text of the advisory vote on executive pay resolution to be submitted to Shareholders at the Meeting is set forth below:

"BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Corporation’s Board, the Shareholders of the Corporation accept the Corporation’s approach to executive compensation disclosed in the information circular of the Corporation dated April 4, 2014."

Management recommends that Shareholders vote FOR the resolution.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote the Common Shares represented thereby FOR the resolution as set out above.

Crescent Point Energy Corp. Information Circular – Proxy Statement

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes the compensation program applicable to all  executive officers of Crescent Point ("Executive Officers"). Crescent Point's named executive officers ("Named Executive Officers" or "NEOs") include the President and Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers of Crescent Point who received salary and bonus payments from Crescent Point exceeding, in aggregate, $150,000 during the year ended December 31, 2013 or each individual who would have been but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year, being the Chief Operating Officer, the Vice President, Land and the Vice President, Engineering East.

This CD&A includes:

-           Letter to Shareholders

-           Description of Executive Officer compensation

•	Compensation philosophy and objectives

•	The roles and responsibilities of the Compensation Committee

•	The role of the compensation consultant

•	The approach and process for reviewing Executive Officer compensation

•	Competitive market analysis – compensation and performance benchmarking

•	Fixed and variable (performance-based and at risk) components of compensation

•	Pension plans

•	Clawback (recovery) policy

•	Retirement vesting program

•	Executive Common Share ownership requirements

•	Succession planning for the President and Chief Executive Officer

•	Common share performance and trend in executive compensation

•	2013 President and Chief Executive Officer performance and compensation

-           Executive compensation tables

•	Pay mix

•	Incentive plan awards

-           Employment contracts and termination of employment and change of control benefits

-           Description of the Board's Compensation

•	Compensation philosophy

•	Compensation structure for non-employee directors

•	Retirement plans for directors

•	Director ownership requirements

•	Board committees and membership

-	Director Compensation Tables

Crescent Point Energy Corp. Information Circular – Proxy Statement

Letter to Shareholders

To Our Fellow Shareholders,

On behalf of the Board, I am pleased to share with you our 2013 Compensation Discussion and Analysis.  This section explains our approach and philosophy to executive compensation and demonstrates how our executive compensation structure aligns with Shareholder interests and promotes strong corporate performance within the framework of Crescent Point's risk management practices.

The Compensation Committee believes that, given Crescent Point's strong historical Shareholder performance, the Corporation's compensation awards are competitive and reflect Shareholders interests.  The short term and long term incentive components of our compensation plan reflect and support our corporate strategies, including   acquiring assets, managing risk and developing and exploiting our asset base in an accretive manner and attracting and retaining the best employees.  By aligning our compensation program with our corporate strategy we are able to maintain our corporate focus and drive long term Shareholder value.

2013 Results and CEO Compensation

As a result of our record operational and financial achievements in 2013 and a 17% total Shareholder return, the Compensation Committee and Board awarded the NEOs STIP and Performance Share Awards (each as defined herein) near the high end of their respective ranges, which awards are consistent with their respective goal achievement levels.  For more information on these components of NEO compensation, see "Fixed and Variable Elements of Executive Compensation".

The Board evaluated our President and Chief Executive Officer's performance in 2013, concluding that Mr. Saxberg's performance exceeded expectations.  Under Mr. Saxberg's leadership, 2013 was a very successful year for Crescent Point, with the Corporation achieving record operational performance and organic growth, including a 12th straight year of positive reserve additions, demonstrating the successful exploitation of our asset base under his leadership.

Mr. Saxberg is now one of the longest serving CEOs in the industry, reflecting our confidence in his ability to grow and manage the Corporation.  For example, during his tenure as President and Chief Executive Officer since 2003, Crescent Point's enterprise value has grown from $232 million to over $18.5 billion paying out an aggregate of $4.8 billion of dividends while maintaining a conservative balance sheet.  From inception, Crescent Point has provided Shareholders with outstanding Shareholder performance.

In light of the foregoing,  Mr. Saxberg was awarded total compensation of $12.8 million for 2013.

Crescent Point's compensation program is very much aligned with Shareholders.  Mr. Saxberg's compensation in 2013 was comprised of 8% cash and 92% equity.  Approximately half of his total compensation ($6.6 million) consisted of his award under the Corporation's APA (as defined herein), which awards are made only when the Shareholders have a positive return during the year; in 2012, no APA was granted.

As Crescent Point has grown from a junior to a senior issuer, our processes and skill sets have evolved to suit our current environment. Similarly, we believe that our executive compensation policies must be reassessed, with revisions being made from time to time to ensure the compensation mix is properly aligned with Shareholder interests.  As part of this process, the Committee has retained an independent compensation consultant to review all aspects of our President and Chief Executive Officer's compensation package, including its structure, its mix of cash and equity components, the risk versus reward measures we use, the volatility of his compensation and the quantity of his compensation in aggregate (over both the short and long term). Our goal is to ensure his compensation package aligns with Shareholders and is competitive relative to both peer compensation and peer performance.  Please refer to page 42 for details on Mr. Saxberg’s performance and compensation.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Key Compensation Practices

Crescent Point's executive compensation program is designed to support its overall corporate strategy and to ensure proper alignment with the interests of Shareholders. The Corporation views the deferred vesting of Restricted Shares as an effective compensation practice, as the Corporation needs to preserve Shareholder value through time in order for the Executive Officers to realize a significant portion of their compensation.  The Board and the Compensation Committee are confident that our multi-faceted compensation structure allows appropriate flexibility (including through the exercise of Board discretion) to reward for performance, is aligned with Shareholder interests, and helps ensure we motivate and retain an outstanding executive team, staff and Board who are committed to Crescent Point's continued success.

In 2013, the performance-based pay components of our executive compensation program were dependent on the achievement of specific goals approved by the Board.  In addition, the size of Base Restricted Share awards (as described herein), which form part of total base compensation for all of our employees, depend on individual performance and market conditions.  This compensation structure, in which fixed cash pay is low compared to our Peer Group (as defined herein), results in appropriate pay for performance, which increases with positive Corporation or individual performance, or alternatively, decreases when the Corporation or the individual does not perform to predetermined expectations.

Crescent Point's compensation plan also manages compensation risk. Grants of STIP awards and Performance Share Awards are dependent upon the employee and the Corporation meeting a combination of financial, operating, strategic and market measures that are measured over the short and midterm. Restricted Shares (awarded in the forms of both base and incentive pay) are notional shares that vest and payout over time. Crescent Point has also adopted clawback provisions and share ownership guidelines. Finally, Crescent Point does not provide a pension to its Executive Officers and the termination payments the President and Chief Executive Officer may receive upon termination or a change of control are modest.

Non-Binding Advisory Vote on "Say on Pay"

Consistent with the prior year, we ask Shareholders to cast a non-binding advisory vote on Crescent Point’s approach to executive compensation as outlined in greater detail in the section entitled ‘‘Advisory Vote on Executive Compensation’’. We encourage Shareholders to read the disclosure and to participate in the advisory vote.  As this vote is advisory, it will not be binding upon the Compensation Committee or the Board.  However the Board, and the Compensation Committee in particular, will consider the outcome of the vote as part of its ongoing assessment of executive compensation.

Building on the tremendous success that we have demonstrated in 2013, we look forward to continuing this momentum with another year of growth and execution of our corporate strategy.

 (signed) "Mr. D. Hugh Gillard"
Chair, Compensation Committee

Crescent Point Energy Corp. Information Circular – Proxy Statement

Description of Executive Officer Compensation

Crescent Point's executive compensation program is designed to support its overall corporate strategy and business objectives. Our executive compensation mix is designed to appropriately compensate our Executive Officers for execution of our corporate strategy, to encourage exceptional performance over the short term and long term, and to retain top performing Executive Officers while ensuring proper alignment with the interests of our Shareholders.

Crescent Point's corporate strategy and business objectives involve three key elements and we rely on all three elements to measure Executive Officer performance and to drive per Common Share growth in reserves, production and cash flow:

•	develop and exploit – increase recovery factors through infill drilling, waterflood optimization and improved technology;

•	acquire – focus on high-quality, large resource-in-place pools with production and reserves upside; and

•	manage risk – maintain a strong balance sheet, significant unutilized bank line capacity and 3½ year hedging program.

Crescent Point has successfully executed this business strategy every year since inception.  Crescent Point's executive compensation program is designed to attract, motivate, reward and retain our Executive Officers for continuing to execute our corporate strategy.

Compensation Philosophy and Objectives

Crescent Point's compensation philosophy is to reward employees, including Executive Officers, based on personal contributions to the achievements of Crescent Point's corporate strategy and business objectives. The main objectives of the compensation program are to:

•	attract, motivate, reward and retain high quality individuals to achieve Crescent Point's operational and strategic goals, which goals are firmly aligned with long term shareholder interests;

•	provide all employees with the same compensation components in terms of salary, short term and long term incentives;

•
ensure adequate long term incentives exist to facilitate retention of high quality personnel by weighting compensation towards ownership of Common Shares and through the application of Restricted Share vesting provisions of up to three years, rather than to salary, to ensure proper alignment with Shareholder interests;

•
align individual performance with annual corporate goals and reward performance contributions relative to the attainment of these goals, allowing for those who contribute to, to share in Crescent Point’s success; and

•	ensure there is a sound mix of fixed, at risk and performance-based pay.

As outlined above, the objectives of Crescent Point's executive compensation program are to attract and retain individuals of high calibre to serve as officers of Crescent Point, to motivate their performance to achieve Crescent Point's strategic objectives and to align the interests of Executive Officers with the long term interests of our Shareholders. These objectives are designed to ensure that Crescent Point continues to grow cash flow, earnings, net asset value, reserves and production on both an absolute basis as well as per Common Share.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Crescent Point's compensation plan is designed to reward employees and Executive Officers at a market competitive level relative to corporate and individual performance achievements, as well as to align with the interests of our Shareholders. Corporate performance is measured on both an absolute basis and relative to our Peer Group (as defined herein) on the achievement of financial, operational and balance sheet goals; individual performance is evaluated based on achievement of personal goals. Both corporate and individual goals have an underlying purpose of maximizing Shareholder value. The Corporation's compensation plan is heavily weighted towards share-based compensation with up to three year vesting periods to ensure alignment with Shareholder interests and to facilitate retention of high quality personnel.

Executive Officers have fixed and variable components of compensation. The program is intentionally designed to be more heavily weighted towards variable elements of compensation, as illustrated below in the Pay Mix table, which are at risk either at the time of award or at the time of payout, reinforcing accountability for corporate and personal performance. This provides Crescent Point with financial flexibility while providing incentive to individuals to outperform expectations. Executive Officers generally receive greater than target compensation in times when Crescent Point exceeds performance goals. Conversely, by having elements of compensation at risk, total compensation is less if Crescent Point does not achieve its goals.

Roles and Responsibilities of the Compensation Committee

The Compensation Committee assumes general responsibility for the overall compensation of employees and Executive Officers. The Compensation Committee’s role is to ensure there is (i) a well-defined link between executive compensation and the achievement of the Corporation’s goals, and (ii) rigor in setting corporate goals and assessing performance.  The Compensation Committee, along with the President and Chief Executive Officer (except in respect of the President and Chief Executive Officer), is responsible for the annual review and recommendation to the Board of: (i) executive compensation policies, practices and overall compensation philosophy; (ii) total compensation packages for all Executive Officers and directors; (iii) grants of Restricted Shares under the Corporation's Restricted Share Bonus Plan and DSUs under the Corporation’s Deferred Share Unit Plan ("DSU Plan"); and (iv) significant changes in benefit plans. Final approval of all components of compensation rests with the Board.

The Compensation Committee was composed of three members, Messrs. Gillard, Colborne and Turnbull, until June 6, 2013 when Mr. Colborne resigned.  Mr. Romanzin was appointed to Compensation Committee on November 5, 2013.  Mr. Gillard is the Chair of the Compensation Committee and is an independent director.  Mr. Romanzin and Mr. Turnbull are also independent directors. Members of the Compensation Committee have relevant education and experience, as described on page 60 to execute their responsibilities for recommending Executive Officer and director compensation to the Board for approval. The Compensation Committee meets at least four times per year.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Role of Compensation Consultant

In 2013, the Compensation Committee retained Mercer (Canada) Limited (“Mercer”) to review the reasonableness of the directors’ compensation. As a result, the Chairman’s retainer was increased by $30,000 to $95,000 per year; the rest remained unchanged. In addition, Mercer assisted management in the preparation of a Board presentation on compensation trends in the market and compensation issues facing Crescent Point; this was presented by management to the Board in August 2013. In 2013, Crescent Point paid Mercer a total of $37,235 for these compensation advisory services and $13,993 for Mercer Total Compensation Survey data (2012 - $21,571). The following table provides a summary of fees paid to Mercer:

	Executive Compensation-Related Fees ($)	All Other Fees ($)
2013	37,235	13,993
2012	-	21,571

Approach and Process for Reviewing Executive Officer Compensation

The Compensation Committee is knowledgeable of the industry and pay practices, and is fully engaged in the compensation review process.

The Compensation Committee’s oversight of Executive Officer compensation, including in respect of the President and Chief Executive Officer, follows a formal annual review cycle that involves a detailed review of corporate and individual performance, incorporates benchmarking against market compensation data and considers independent advice when warranted.  The Compensation Committee reviews both the fixed and variable components, and considers compensation levels in total.  In addition, in respect of the other Executive Officers, the President and Chief Executive Officer submits recommendations to the Compensation Committee.  Upon completion of this formal review process, the Compensation Committee’s executive compensation recommendations are presented to the Board for approval, and the Board exercises its discretion to adjust when appropriate.

Competitive Market Analysis – Compensation and Performance Benchmarking

The Compensation Committee considers the compensation practices of peer organizations when establishing the compensation plan for Executive Officers.  The peer group is selected annually in the following manner: management proposes a peer group to the Compensation Committee, the Compensation Committee and Board reviews and revises, where appropriate (in consultation with management), and the Board approves the composition of the final peer group. The peer group is intended to reflect oil and gas companies similar to us in terms of a combination of revenue, size, location of operations, daily production levels and/or enterprise value.  By considering these factors when selecting the peer group, we are able to select a group that accurately reflects our competitive arena for both human and financial capital.  Crescent Point’s 2013 “Peer Group” consists of the following companies:

-           ARC Resources
-           Baytex Energy Corp
-           Bonavista Energy Corporation
-           Canadian Natural Resources Ltd.
-           Cenovus Energy Inc.
-           EnCana Corporation
-           Enerplus Corporation
-           Husky Energy Inc.
-           Pengrowth Energy Corporation
-           Penn West Exploration
-           Lightstream Resources

Crescent Point Energy Corp. Information Circular – Proxy Statement

-           Peyto Exploration & Development Corp.
-           Suncor Energy Inc.
-           Talisman Energy Inc.
-           Trilogy Energy Corp.
-           Vermilion Energy Inc.

Although it is important to pay at a market-competitive level, the Compensation Committee considers benchmark Peer Group data as just one factor in determining Executive Officer compensation.  It is also important to ensure that our Executive Officer compensation is aligned with Shareholder interests, therefore we believe our compensation philosophy (of targeting the 25th percentile for the fixed salary component and 75th percentile for total base compensation) is appropriate, as it helps achieve our goal of attracting and retaining top performers whose compensation is largely dependent on both individual and corporate performance over both the short and long term.  Hence, there are several compensation components within our plan that are performance-based and settled in deferred equity of the Corporation.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Fixed and Variable (Performance-based and at risk) Components of Compensation

The following table outlines the compensation components available to all our employees, including Executive Officers:

	Compensation Component	Form	Vesting Period	Target / Measurement	Key Features
Fixed	Salary	Cash	N/A	- Is a component of total base compensation - Target is 25th percentile of Peer Group salary levels	- Provides a regular cash component of total compensation and certainty of compensation

Variable (at risk or performance-based )	Short Term Incentive Plan ("STIP")	Cash	N/A
 - Is a component of total base compensation
 - Executive Officer target is 50% of salary, and awards are discretionary dependent on individual performance
 - Actual payout determined on achievement of specific goals:
     ● 52% business process, analysis and communication goals
     ● 48% innovation and asset optimization goals

 - Rewards the achievement of key corporate and individual goals
 - Executive Officer payouts may range from 0% to 100% of salary, dependent on corporate and individual performance
 - 2013 STIP was paid in January and March 2014

Restricted Share Bonus Plan
 - Strong alignment between compensation and Shareholder interests
 - Delayed vesting promotes retention and longer term performance, mitigates compensation risk
 - See "Restricted Share Bonus Plan" for a detailed description of the Plan

Base Restricted Shares
	Initial Grant	Restricted Shares	Vests one third each year over three years	- Is a component of total base compensation	- Represents the first grant of Restricted Shares
	Cliff Grant	Restricted Shares	Vests on third year anniversary after grant	- Is a component of total base compensation - Individual target is one third of Initial Grant	- Represents additional grants of Restricted Shares (after the Initial Grant) - Subject to annual review of individual performance, market conditions and Peer Group comparisons
Incentive Restricted Shares
	Performance Share Award	Restricted Shares	Vests one third in April, July and October in the year following performance period
 - Individual target is 50% of annual Cliff Grant, and awards are discretionary dependent on individual performance
 - Actual payout determined on achievement of specific goals:
•25% financial execution
•25% per share growth and balance sheet
•25% long term strategy
•25% industry benchmarks relative to Peer Group

- Actual payouts may range from 0% to 100% of target value, dependent on corporate and individual performance - 2013 Performance Share Award vests one third in April, July and October 2014
	Annual Performance Award ("APA")	Restricted Shares	Vests over a period determined by the Board, up to three years	- Individual target is a function of Base Restricted Shares, and awards are discretionary dependent on individual performance	- Total award is calculated as 2.5% of shareholder value appreciation in fiscal year - 2013 APA vests over 18 months: one quarter on each of January and July 2014 and January and July 2015

Crescent Point Energy Corp. Information Circular – Proxy Statement

Target total base compensation, which includes Salary, target STIP, and annual Base Restricted Shares, is set up to the 75th percentile of similar positions in our Peer Group, with both STIP and Base Restricted Shares being dependent on both individual and corporate performance. Although target total base compensation is set up to the 75th percentile, target salary is at the 25th percentile, resulting in a higher proportion of total pay being variable and at risk.  The quantity of Base Restricted Shares granted to meet the 75th percentile is calculated on a current, unrisked Common Share price; the quantity of Restricted Shares issued upon redemption does not change with a fluctuating Common Share price, therefore, an employee’s base pay is at risk subject to the market Common Share price on vest date - which is up to 3 years after grant date. Incentive Restricted Share awards (Performance Shares and APA) provide employees an opportunity to increase their total compensation above the 75th percentile when they personally contribute to the achievement of set performance goals and when the Corporation achieves a positive annual shareholder return.  The quantity of Incentive Restricted Shares granted is calculated based on reference to the quantity of Base Restricted Shares, not value; therefore, employees' incentive pay is also at risk subject to a fluctuating Common Share price between grant date and redemption date.

Our executive compensation program also takes into consideration the fact that, unlike some in our Peer Group, Crescent Point does not provide a pension or stock options to its Executive Officers.

Performance Share and APA grants are awards based on performance that is actually achieved and vest and payout over time. Accordingly, Crescent Point discloses the earned value rather than the target or "expected" value of these awards. As a result, the Performance Share and APA amounts in this Information Circular are comparable to the final payouts of performance-based plans among other companies.

(i)           Salary

Salary provides a fixed level of income to Executive Officers for the scope and mandate of their role.  While an Executive Officer's relevant skills, experience and performance are considered when setting their salary, the salary target is set at the 25th percentile of similar positions in our Peer Group.  Salaries are reviewed annually and adjustments can be made for inflation, change in accountabilities or to remain competitive in the marketplace.

(ii)           Short Term Incentive Plan

Our STIP is an annual bonus paid in cash.  The purpose of the STIP component of our compensation program is to incentivize employees to achieve defined goals that are controllable and designed to improve our execution in many areas of the business. The total award available under the STIP depends on the goal achievement level, with the award allocated to each individual Executive Officer being dependent on their personal performance, at Board discretion in consultation with the President and Chief Executive Officer.

An individual’s STIP target is set at an amount that helps attain total base compensation up to the 75th percentile in our Peer Group.  Employees at senior levels in the organization have a greater portion of STIP pay at risk in recognition of their increased influence on results: Executive Officers’ STIP target is 50% of salary, with an opportunity range of up to 100% of salary, at Board discretion. For NEOs, the combined value of salary plus STIP positions them close to the median of our Peer Group's total cash compensation.

The 2013 STIP award was based on the achievement of key business processes, analysis, communication, innovation and asset optimization goals designed to improve the Corporation's execution and make Crescent Point a stronger company. While the achievement of many of these goals have a direct and immediate impact on the Corporation’s key performance indicators, other goals help better the Corporation’s execution of its business strategy and enhance Shareholder value over the longer term.  Crescent Point managers, Executive Officers and the Compensation Committee contributed to the goal-setting process, with the Board having final approval of the goals.

Crescent Point Energy Corp. Information Circular – Proxy Statement

There were two key elements of the 2013 STIP:

•
Business Processes, Analysis and Communication: 15 goals (52% weighting)

Complete projects that improve decision making, improve sharing of key knowledge, improve risk management, integrate the Utah business, and modernize back office infrastructure. These include:

-	Improve management reporting and forecasting;

-	Conduct technology and business process workshops to share information between asset teams and functional groups;

-	Conduct quarterly executive field presentations and improve the sharing of other key information through our intranet;

-	Conduct a risk and insurance re-assessment;

-	Integrate the U.S. business systems with our Canadian infrastructure;

-	Expand the scope of Supply Chain efforts;

-	Projects to improve delivery of Human Resource services; and

-	Improve Information Technology infrastructure to improve network speed and reliability.

»	Achievement: approximately 98% met

•	Innovation and Asset Optimization: 10 goals (48% weighting)

-	Projects that gain or preserve Crescent Point’s technical or economic edge in exploiting our plays, including improved completion techniques, waterflood expansion, and rail transportation;

-	Projects that reduce water usage, manage frac fluid content, and meet new regulatory challenges;

-	Improve management of land expiries, allocation of field capital, and assist in efficient financing of our business plans; and

-	Improve our safety record year over year.

»	Achievement: approximately 95% met

The corporate achievement of the 2013 STIP goals is summarized as follows:

	Goal Weighting	Weighted Results
Business Processes, Analysis and Communication	52%	51.0%
Innovation and Asset Optimization	48%	45.5%
Overall	100%	96.5%

The corporate achievement of the goals was monitored by a committee consisting of a cross-functional team of managers and the Chief Financial Officer; progress was reported to the Compensation Committee on a regular basis and the Board approved the final goal achievement levels.  After a full assessment of the level of achievement of the STIP goals and the level of individual performance contributing to the attainment of those goals, the Board approved a STIP award to the NEOs in total, at 95.8% of the STIP award opportunity, an amount consistent with the 96.5% STIP goal achievement level.  The 2013 STIP award was paid in two instalments, in January and March of 2014.

Crescent Point Energy Corp. Information Circular – Proxy Statement

(iii)           Base Restricted Shares

Upon commencing employment with Crescent Point, new employees receive a Restricted Share grant  which vests and becomes available for redemption as to one-third of the grant on each of the first, second and third anniversaries of the grant date (an "Initial Grant").  An individual’s Initial Grant is targeted at an amount that helps attain total base compensation up to 75th percentile in our Peer Group.  The purpose of the Initial Grant is to attract and retain high quality personnel and ensure alignment with Shareholder interests.

After the first year anniversary of employment with Crescent Point, employees are eligible to receive an annual  Restricted Share grant which will vest on the third anniversary of the grant date (a "Cliff Grant").  Cliff Grants are awarded annually at the Board's discretion. As with Initial Grants, Cliff Grants are targeted at an amount that helps attain total base compensation up to the 75th percentile in our Peer Group, however, awards are also dependent on personal performance and Crescent Point’s Common Share price.  The purpose of Cliff Grants is to encourage performance that aligns with Shareholder interests over the long term and to retain high quality personnel.

(iv)           Performance Share Award

The Performance Share Award is an annual bonus paid in the form of Restricted Shares with a six month vesting profile.  The purpose of the Performance Share Award is to incentivize employees to achieve defined goals that relate to key indicators of financial, operational and execution strength, as well as how Crescent Point’s performance benchmarks against our Peer Group. This results in a direct link between pay and performance: since the size of the award is dependent on meeting a range of measures tied to the mid and long-term strategy of Crescent Point, it is a performance-based award. The variability is intended to ensure that Executive Officer compensation, as with all employees, is higher when Crescent Point outperforms, and lower if Crescent Point underperforms. The Performance Share Award for individual Executive Officers also depends on their personal performance, as determined by the Board in consultation with the President and Chief Executive Officer. The Board assesses the individual performance of the President and Chief Executive Officer. The Performance Share Award is also designed to provide an element of variable pay necessary to keep an Executive Officer's total compensation at a market competitive level.

Performance Share Awards are granted in the year following the relevant performance period, once final goal achievement levels are determined, and vest over time. The 2013 Performance Share Award was granted on April 1, 2014, and a third of the award vests on each of April 1, July 1 and October 1, 2014. This six month vesting profile aligns payouts with Shareholder interests and provides a means to retain high quality personnel.

An individual’s Performance Share Award target is one-sixth of their Initial Grant or one-half of their Cliff Grant for a new or continuing employee, respectively.  In 2013, each Executive Officer’s target Performance Share Award was half of their 2013 Cliff Grant.

Performance Share Award = Cliff grant x 50% x Performance Share goals achievement level x Individual Performance factor, subject to Board discretion.

The Performance Share Award is awarded based on 2013 performance and vest and pays out over time. The value of such awards disclosed herein reflect an actual award based on actual achievement, rather than a "target" or "expected" value.

The 2013 Performance Share Award was based on the achievement of goals in four key areas, each weighted 25%:  financial execution, per share growth and debt, five year plan execution and industry benchmarking.  These goals are key indicators for Crescent Point’s performance, both on an absolute basis and relative to the Peer Group. Twenty five percent of the Performance Share Award is dependent on how Crescent Point performs against the Peer Group on seven different measures.  Crescent Point chose the same Peer Group to evaluate both compensation levels and corporate performance, as we compete in the same industry for both human and financial capital.  Executive Officers, the Compensation Committee and the Board contributed to the goal-setting process, prior to the Board's final approval. Achievement of the goals was monitored by a financial manager and the Chief Financial Officer, with progress regularly reported to the Compensation Committee; the Board ultimately approved the final goal achievement level.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The 2013 Performance Share Award was based on achieving the following goals:

	Target	Result	Weighting	Achieved
FINANCIAL
Transportation costs	<$2.20/boe	$2.17	5.00%	5.00%
Operating Expense	<$12.75/boe	$11.50	5.00%	5.00%
G&A costs	<$1.55/boe	$1.41	5.00%	5.00%
Interest costs hedge	<5.25%	4.32%	5.00%	5.00%
Recycle ratio	>2.0	2.8	5.00%	5.00%

PER SHARE GROWTH AND DEBT
Production per share growth(1)	>295	310	6.25%	6.25%
Reserves per share growth(2)	>1.58	1.67	6.25%	6.25%
Debt to cash flow ratio	≤1.1	1.0	6.25%	6.25%
Payout ratio	63% ($90 WTI)	61% on $90 WTI; 53% actual	6.25%	6.25%

FIVE YEAR PLAN EXECUTION
2014 5-year plan - Cash Flow Per Share(1)	>$4.87	$5.17	4.00%	4.00%
2014 5-year plan - Production Per Share(1)	>301.4	316	4.00%	4.00%
2014 5-year plan - Capital Efficiency	>$31,469	$26,792	4.00%	4.00%
2014 5-year plan - Locations	>7,096	10,150	4.00%	4.00%
2014 5-year plan - Debt to cash flow ratio	≤1.07	1.03	4.00%	4.00%
Build relationships with other large caps	Yes	Yes	5.00%	5.00%

INDUSTRY BENCHMARKS(3)
2013 Return vs. Peer Group*		2nd Quartile (17%)	9.38%	7.04%
3-year Return vs. Peer Group*		2nd Quartile (12%)	9.38%	7.04%
2013 Cost of capital(1)(4) vs. Peer Group		2nd Quartile (7.3)	1.25%	0.94%
2013 Production per share growth(1) vs. Peer Group		2nd Quartile (4%)	1.25%	0.94%
2013 Reserves per share growth(2) vs. Peer Group		2nd Quartile (4%)	1.25%	0.94%
2013 Recycle ratio vs. Peer Group		2nd Quartile (2.8)	1.25%	0.94%
2013 Debt to cash flow vs. Peer Group		1st Quartile (1.0)	1.25%	1.25%
			100.00%	94.09%

Summary
Financial			25.00%	25.00%
Per Share Growth and Balance Sheet			25.00%	25.00%
Five Year Plan Execution			25.00%	25.00%
Industry Benchmarks			25.00%	19.07%
Total			100.00%	94.09%

Notes:
(1)	Based on weighted average fully diluted Common Shares outstanding.
(2)	Based on year end fully diluted Common Shares outstanding.
(3)	For peer comparisons: 1st quartile performance = 100%, 2nd = 75%, 3rd = 25%, and 4th = 0%.
(4)	Calculated as average Common Share price divided by cash flow per share.
* Denotes a target with a chance at a 1.5x multiplier for 1st quartile performance.

After a full assessment of the level of corporate achievement of the Performance Share Award goals and the level of individual performance contributing to the attainment of those goals, the Board exercised its discretion and approved a Performance Share Award to NEOs, in total, at 102.5% of the opportunity range due to the strong performance on several goals.  The Restricted Shares pursuant to the 2013 Performance Share Award were granted on April 1, 2014 and vest one third on each of April 1, July 1 and October 1, 2014.

Crescent Point Energy Corp. Information Circular – Proxy Statement

(v)           Annual Performance Award

The Annual Performance Award ("APA") is an annual bonus paid in the form of Restricted Shares with a deferred vesting profile determined by the Board. The purpose of the APA is to incentivize employees to align their behaviours with Shareholders’ interests, as the total APA depends on the Shareholder gain during the performance period.  While the Board has ultimate discretion over the amount of the award, the target opportunity is calculated as 2.5% of Shareholder gain, being the annual change in the volume weighted average Common Share price for the 15 days ended December 31, plus dividends paid, multiplied by the number of Common Shares issued and outstanding as at the beginning of the year.  APA allocation to individual Executive Officers is dependent on their relative Cliff Grant and personal performance, measured by their contributions to achieving the STIP and Performance Share Award goals, and is also subject to Board discretion.

Like the Performance Share Award, the size of the APA is based on performance in 2013. The value of such awards disclosed herein reflects an actual award based on actual achievement, rather than a "target" or "expected" value.

The 2013 APA opportunity for all employees was calculated at 1,446,621 Restricted Shares (based on Common Share price increase from $37.29 to $40.77 plus dividends of $2.76 on approximately 378 million fully diluted Common Shares outstanding, resulting in a total shareholder gain of $2.36 billion, which at 2.5%, resulted in a calculated APA opportunity of approximately $59 million).

The Board set the 2013 APA vest period at eighteen months, compared to the historical vest period of three years.  In determining the 2013 APA vest period, the Board considered the total value of the award, the value of the award relative to the combined value of 2013 STIP and Performance Share Award components and the number of employees (which has approximately doubled since 2009).  The Board concluded that a vest period of eighteen months for the 2013 APA was reasonable given the Corporation's accomplishments during 2013, and that the award achieves a good balance between employee retention and appropriately rewarding our employees for good performance.

The Board reduced the 2013 APA grants to Executive Officers by 9% to take into account, in part, the recapture of the Common Share price lost in 2012. As a result, the final 2013 APA grant to all employees was 1,392,519 Restricted Shares, a value of $56.8 million at $40.77 per Common Share.  In 2012, the APA was nil. For further details on the APA, refer to page 43.

(vi)           Deferred Share Unit Plan

Executive Officers are eligible to participate in the Corporation's DSU Plan.  Each DSU represents a notional share of Crescent Point and when redeemed, pays the holder the then current cash equivalent of the market price per Common Share as calculated in accordance with the DSU Plan.  See "Description of Board of Director Compensation Program" for further details. During 2013, no Executive Officers received compensation in the form of DSUs.

(vii)           Benefits, Perquisites and Other Compensation

These benefits include parking, health benefits plan and insurance premiums.

(viii)           Board Discretion

The Board retains its ability to exercise discretion over all compensation matters, which discretion can be exercised to either reduce or increase payouts. Board discretion is applied to ensure Executive Officer compensation levels are consistent with the Corporation’s compensation philosophy, market conditions, and individual and corporate performance.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Pension Plans

Crescent Point does not have a pension plan or other forms of retirement compensation for its Executive Officers.

Clawback (Recovery) Policy

The Corporation has recently adopted a clawback policy (the "Clawback Policy") that it has applied to all Restricted Share and DSU grants since March 11, 2014. Pursuant to the Clawback Policy, any incentive based compensation, or any other compensation, paid or payable to an employee, Executive Officer or director which is subject to recovery under any law, government regulation, order or stock exchange listing requirement, will be subject to such deductions and clawback (recovery) as may be required to be made pursuant thereto (or pursuant to any policy of the Corporation adopted pursuant thereto).

In addition, if the Board determines, acting reasonably, that an employee, Executive Officer or director has engaged in conduct that is sufficiently detrimental to the Corporation, either during or after the cessation of his or her employment with, or service to, the Corporation, the Board may, at its sole election, terminate any incentive based compensation payable to the employee, Executive Officer or director that has not yet vested or that has not yet been paid. Under the Clawback Policy "detrimental conduct" includes, but is not limited to, participating in transactions involving the Corporation and its clients which were under way, contemplated or under consideration at the time of termination or departure, solicitation of clients or employees, disclosing confidential information, making inappropriate or defamatory comments about the Corporation or breaches of the material provisions of any of the Corporation's internal policies, including its Code of Business Conduct and Ethics.

Retirement Vesting Program

Over the past two years, the Compensation Committee and the Board have been evaluating the merits of rewarding employees upon retirement.  The Board has considered current industry practices (which range from no retirement provisions to defined benefit pension plans), as well as the success and growth of the Corporation.  Employees who have been with the Corporation for several years have been instrumental in this growth and success and, in this sense, the Board views granted Restricted Shares to be "earned".

In 2013, the Board approved a Retirement Vesting Program whereby the unvested Restricted Shares held by eligible employees (eligible employees are Non-executive Officers who are 55 years or older, have seven or more years of continuous full time employment with Crescent Point and who have provided Crescent Point with at least one year notice in advance of retirement to ensure a smooth transition of duties) will not automatically terminate and will continue to vest on normal schedule upon retirement if they fully comply with the Retirement Vesting Program. For clarity, new Restricted Shares are not granted post retirement; only previously granted Restricted Shares vest on original terms.

Executive Officers are not eligible to participate in the Retirement Vesting Program.

Executive Common Share Ownership Requirements

Mr. Saxberg is required, as Chief Executive Officer, to own at least three times his salary in Common Shares which would require him to own, as at April 1, 2014, approximately 36,355 Common Shares. Mr. Saxberg significantly exceeds this requirement and currently owns 1,087,790 Common Shares.

Succession Planning for the President and Chief Executive Officer

The Corporate Governance and Nominating Committee regularly discusses succession plans for the President and Chief Executive Officer throughout the year.  In addition, the Corporate Governance and Nominating Committee meets with the Chief Executive Officer regularly to discuss succession plans for members of the executive team.  As part of this process, discussions are also held with an executive recruiting firm to better understand market conditions that impact candidate suitability and availability.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Common Share Performance and Trend in Executive Compensation

The following graph illustrates changes from January 1, 2009 to December 31, 2013, in cumulative Shareholder return, assuming an initial investment of $100 on January 1, 2009 in Trust Units of the Trust with all cash distributions prior to the Conversion Arrangement, and dividends after the Conversion Arrangement, reinvested, compared to the S&P/TSX Composite Total Return Index and the S&P/TSX Capped Energy Total Return Index.  The Corporation is presently an S&P/TSX 60 company.

Period	Jan. 1/09	Dec. 31/09	Dec. 31/10	Dec. 31/11	Dec. 31/12	Dec. 31/13
Crescent Point Energy Corp. Total Return	100.00	171.72	201.56	215.44	196.86	228.81
S&P/TSX Composite Total Return Index	100.00	135.05	158.83	145.00	155.42	175.61
S&P/TSX Capped Energy Total Return Index	100.00	141.54	158.11	134.71	128.20	145.28

Over the past five years Crescent Point significantly outperformed the S&P/TSX Composite Total Return Index and the S&P/TSX Capped Energy Total Return Index.

Crescent Point Energy Corp. Information Circular – Proxy Statement

In the following graph, the NEO Total Compensation Index shows the change in total NEO compensation indexed at 100 to provide a clear picture of the trend compared to Shareholder return.  Crescent Point’s NEO Total Compensation Index correlates with total Shareholder return over the past three years.

Period	Dec. 31/10	Dec. 31/11	Dec. 31/12	Dec. 31/13
Crescent Point Energy Corp. Total Return	100.00	106.94	97.90	110.68
S&P/TSX Composite Total Return Index	100.00	91.29	97.85	110.56
S&P/TSX Capped Energy Total Return Index	100.00	85.20	81.08	91.88
NEO Total Comp Index	100.00	98.60	60.84	108.89
NEO Total Comp ($ millions) (1)	27.5	27.1	16.7	29.9

Notes:
(1)   Amounts reflect the then current NEO compensation.

2013 President and Chief Executive Officer Performance and Compensation

In evaluating Mr. Saxberg’s performance and compensation level, the Compensation Committee and Board considered the Corporation's accomplishments, the Corporation’s Shareholder return, its Shareholder return relative to peers, Mr. Saxberg’s compensation relative to our Peer Group, the STIP and Performance Share goal achievement levels as well as his personal contributions.

Under Mr. Saxberg's leadership, Crescent Point achieved strong financial and operational results in 2013: grew production per share-diluted by 4%, grew reserves per share-diluted by 4%, grew cash flow per share-diluted by 9%, achieved a Shareholder return of 17%, created a dual-track growth plan via its drilling program and commitment to advancing its waterflood programs and multi-stage cemented liner completion techniques, while at the same time, maintaining a strong balance sheet with a debt to cash flow ratio of 1.0 times. With its ongoing focus on technology and its ability to leverage technological advancements on a broad scale across its large original oil in place asset base, the Corporation is poised for another strong year of results in 2014.  In addition, during 2013, Crescent Point achieved 96.5% and 94.09% of STIP and Performance Share Award goals, respectively.

Crescent Point Energy Corp. Information Circular – Proxy Statement

As a result of its performance and benchmarking analysis and in recognition of Mr. Saxberg's leadership, the Compensation Committee awarded Mr. Saxberg a performance multiplier of 1.9x on his STIP target resulting in a payout of 96.5% of his STIP opportunity, 116.7% of his Performance Share Award target and 91% of his APA opportunity.  The Compensation Committee reviewed the Performance Share Award formula-driven outcome for all Executive Officers and approved recommended positive or negative adjustments to reflect individual performances.  Mr. Saxberg's 2013 Performance Share Award was increased from the calculated amount of 41,543 to 48,496 Restricted Shares in consideration of his significant individual contributions, versus 56,368 Restricted Shares in 2012.  This resulted in total compensation to Mr. Saxberg of $12.8 million in 2013, 128% higher than 2012, largely due to his receiving an APA in 2013 when no such award was earned in 2012.

The APA is an award that is designed to focus Crescent Point on generating positive Shareholder return; it is granted in respect of the Common Share performance during the Performance Period - a reward that looks back to the actual performance. The graph below depicts the APA awards annually since inception in July 2008 to both Mr. Saxberg and the total paid to all employees, including all Executive Officers; it shows how the size of award and amount realized by the President and Chief Executive Officer has correlated with total shareholder return since the program's inception. The cumulative total APA since inception is $173.6 million, with an implied Shareholder gain (as calculated under the APA formula) of $6.9 billion.  When total shareholder return is negative, there is no APA.  Mr. Saxberg’s cumulative APA over the 5.5 years is $20.8 million, averaging approximately $3.8 million per year. The Board awarded Mr. Saxberg a $6.6 million APA in 2013 in light of his leadership contributions to achieving a 2013 Shareholder gain of $2.36 billion (as calculated under the APA formula).

Period	Jul. 1/08	2008	2009	2010	2011	2012	2013
Crescent Point Energy Corp. Annual Return (%)(1)		-37%	75%	19%	8%	-10%	17%
Crescent Point Total APA ($ million)		Nil	$58.7	$39.0	$20.3	Nil	$55.6
Scott Saxberg APA ($ million)		Nil	$7.6	$4.3	$2.3	Nil	$6.6
Scott Saxberg APA % of Total APA		Nil	13%	11%	11%	Nil	12%

Note:
(1)	Based on the Common Share Price on the TSX at close of trading.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The Compensation Committee believes that Crescent Point's executive compensation program is working as intended: the multi-faceted components allow the flexibility to reward good performance in some areas, and at the same time, withholding rewards for under-performance in other areas.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Executive Compensation Tables

The following table provides a summary of compensation earned during the years ended December 31, 2013, 2012 and 2011 by Crescent Point's Named Executive Officers.

Executive Compensation Table

Non-equity incentive plan compensation
Name and principal position	Year	Salary(1) ($)	Share-based awards(2) ($)	Option-based awards ($)	Annual incentive plans ($)	Long term incentive plans	Pension value ($)	All other compensation(3) ($)	Total compensation ($)

Scott Saxberg President and Chief Executive Officer	2013 2012 2011	508,800 386,900 386,900	11,805,666 4,852,923 7,688,777	- - -	463,000 337,625 292,000	- - -	- - -	7,808 7,018 7,014	12,785,274 5,584,466 8,374,691

Gregory Tisdale Chief Financial Officer	2013 2012 2011	305,280 291,500 291,500	4,139,031 2,626,876 4,469,881	- - -	260,000 260,000 220,000	- - -	- - -	7,808 7,018 7,014	4,712,119 3,185,394 4,988,395

C. Neil Smith(4) Chief Operating Officer	2013 2012 2011	289,380 275,600 275,600	4,117,592 2,545,372 4,451,538	- - -	260,000 260,000 210,000	- - -	- - -	5,168 4,378 4,374	4,672,140 3,085,350 4,941,512

Tamara MacDonald Vice President, Land	2013 2012 2011	250,160 238,500 238,500	3,427,965 2,125,167 3,881,347	- - -	210,000 220,000 180,000	- - -	- - -	7,808 7,018 7,014	3,895,933 2,590,685 4,306,861

Ryan Gritzfeldt Vice President, Engineering East	2013 2012 2011	201,400 190,800 185,500	3,461,780 1,581,307 2,495,758	- - -	213,000 190,000 150,000	- - -	- - -	6,968 5,400 5,400	3,883,148 1,967,507 2,836,658

Notes:
(1)	Amounts reflect salary plus 6% savings.
(2)
Amounts reflect the grant date fair value of the Restricted Shares granted to each Named Executive Officer, computed in accordance with International Financial Reporting Standards 2 Share-based Payment ("IFRS 2"). Crescent Point calculates the grant date fair value as the one-day volume weighted average price of the underlying Common Shares on the date of grant. Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements. See table “Fixed and Variable (Performance-based and at risk) Components of Compensation” for Restricted Share grant and vest provisions. Also in accordance with IFRS 2, the fair value of the Restricted Shares is amortized in the financial statements over the applicable service period.

(3)	All other compensation includes parking, health benefits plan and insurance premiums.
(4)	Mr. Smith was appointed Chief Operating Officer on March 13, 2013. Prior thereto, Mr. Smith was Vice President, Engineering and Business Development of Crescent Point.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Pay Mix

The majority of compensation paid to our Named Executive Officers is at risk and performance-based.  Performance-based compensation components awards are directly linked to meeting goals and creating shareholder value.  Crescent Point’s performance-based compensation components include the STIP, the Performance Share Award and the APA.  The pay mix awarded to the Corporation's Named Executive Officers for the past three years is outlined in the table below.  Over the past three years, a significant portion of the Named Executive Officers’ compensation, including 71% for the President and Chief Executive Officer in 2013, was performance-based.  Base Restricted Shares are considered at risk due to the deferral of value for three years;  note, however, the Board does exercise discretion based on personal performance, corporate performance, Common Share price and Shareholder return when awarding Base Restricted Shares.

The values presented below are as a percentage of Total Compensation presented in the Executive Compensation Table.

Pay Mix Table

Performance-based
		Fixed		At Risk
Name and Principal Position	Performance Period	Salary	Other(1)	Base Restricted Shares	STIP	Performance Shares	APA(2)	Total Performance Based	Total At Risk

Scott Saxberg President and Chief Executive Officer	2013 2012 2011	4% 7% 5%	- - -	25% 48% 48%	4% 6% 4%	15% 38% 16%	52% - 27%	71% 45% 47%	96% 93% 95%

Gregory Tisdale Chief Financial Officer	2013 2012 2011	6% 10% 6%	- - -	29% 53% 49%	6% 8% 5%	13% 29% 17%	46% - 23%	65% 37% 45%	94% 90% 94%

C. Neil Smith Chief Operating Officer	2013 2012 2011	6% 9% 6%	- - -	29% 53% 49%	6% 8% 4%	13% 30% 18%	46% - 23%	65% 38% 45%	94% 91% 94%

Tamara MacDonald Vice President, Land	2013 2012 2011	6% 10% 6%	- - -	31% 55% 53%	5% 8% 4%	12% 27% 18%	46% - 19%	63% 35% 41%	94% 90% 94%

Ryan Gritzfeldt Vice President, Engineering East	2013 2012 2011	5% 10% 7%	- - -	23% 53% 54%	5% 10% 5%	16% 28% 18%	51% - 26%	72% 38% 49%	95% 90% 93%
Notes:
(1)	Other represents perquisites.
(2)	The APA for the 2012 performance period was nil.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Incentive Plan Awards

Incentive Plan Awards – Value Vested or Earned During the Year

The share-based awards value vested during the year reflects Restricted Shares that vested in 2013 and are valued at the fair market value on vest date.  The non-equity incentive plan compensation value earned in the year reflects Crescent Point's STIP component.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year(1) ($)	Non-equity incentive plan compensation - Value earned during the year ($)

Scott Saxberg President and Chief Executive Officer	-	9,580,349	463,000

Gregory Tisdale Chief Financial Officer	-	5,394,021	260,000

C. Neil Smith Chief Operating Officer	-	4,828,556	260,000

Tamara MacDonald Vice President, Land	-	4,254,479	210,000

Ryan Gritzfeldt Vice President, Engineering East	-	2,922,358	213,000

Note:
(1)
Under the Restricted Share Bonus Plan, while a Restricted Share is outstanding, an amount accrues in respect of such Restricted Share equal to the aggregate amount paid by Crescent Point in dividends per Common Share (the "Dividend Amount") during such period.  In 2013, the Board elected to cause the Corporation to pay out Dividend Amounts on all outstanding Restricted Shares concurrently with the payment of the applicable dividends on the Corporation's Common Shares. These amounts include Dividend Amounts paid.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Outstanding Share-based Awards and Option-based Awards

The future estimated payouts pursuant to outstanding Restricted Shares issued under the Restricted Share Bonus Plan as at December 31, 2013 for each of the NEOs is noted in the table below, and are valued at $40.77 per Common Share, calculated as the 15 day weighted average trading price of the Common Shares on the TSX to December 31, 2013.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#) (1)	Market or payout value of share-based awards that have not vested (2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Scott Saxberg President and Chief Executive Officer	-	-	-	-	232,455	9,477,190	-

Gregory Tisdale Chief Financial Officer	-	-	-	-	123,876	5,050,425	-

C. Neil Smith Chief Operating Officer	-	-	-	-	117,203	4,778,366	-

Tamara MacDonald Vice President, Land	-	-	-	-	102,710	4,187,487	-

Ryan Gritzfeldt Vice President, Engineering East	-	-	-	-	73,835	3,010,253	-

Notes:
(1)	Excludes the share-based awards issued in 2014 pursuant to the 2013 Performance Share Award and 2013 APA. See "Performance Share Award" and "Annual Performance Award".
(2)	Calculated as the 15 day weighted average trading price of the Common Shares on the TSX to December 31, 2013 of $40.77 per Common Share.

Employment Contracts and Termination of Employment and Change of Control Benefits

The Corporation does not have executive employment agreements in place with any of the Named Executive Officers, other than with the President and Chief Executive Officer.

The agreement with the President and Chief Executive Officer includes change of control provisions with a "double trigger", whereby in the event of a Change of Control (as defined in the agreement and summarized below) and upon termination of employment or for Good Reason (as defined in the agreement and summarized below), the President and Chief Executive Officer shall have the right to receive a lump sum payment (less required deductions) equal to 2.5 times the aggregate of his: (i) salary (for 2014) of $492,000 per year (less required deductions); (ii) 15% of the salary in lieu of lost benefits; and (iii) an amount equal to the average annual cash bonus earned under the Corporation's STIP component received by the President and Chief Executive Officer in the three (3) financial years ended immediately prior to the termination of employment.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The agreement defines a "Change of Control" as (i) the issuance to, or acquisition by, any person, or group of persons acting jointly or in concert of (A) more than 50% of the outstanding Common Shares of Crescent Point; or (B) more than 33 1/3% of the outstanding Common Shares of Crescent Point and the election or appointment by such person or persons of their nominees as a majority of the Board; or (ii) the sale of all or substantially all of the assets of the Corporation. Notwithstanding the foregoing, a Change of Control shall not occur upon any amalgamation, merger, transfer or other arrangement which does not result in the President and Chief Executive Officer's termination of employment. In addition, the agreement defines "Good Reason" as, unless consented to in writing by the President and Chief Executive Officer, any action which at common law constitutes constructive dismissal of the President and Chief Executive Officer including, without limiting the generality of the foregoing: (i) material decrease in the title, position, responsibility or powers of the President and Chief Executive Officer; (ii) a requirement to relocate to another city, province, or country; (iii) any material reduction in the value of the President and Chief Executive Officer's benefits, salary, plans and programs; (iv) the Corporation fails to pay, when due, a material amount payable by it to the President and Chief Executive Officer pursuant to the agreement; or (v) a reallocation of a material responsibility from the President and Chief Executive Officer to the Board or a Board member.

Under the employment agreement, following termination, including due to a Change of Control, the President and Chief Executive Officer may not use for his own purposes any information about Crescent Point that is confidential, or disclose, divulge or communicate orally, in writing or otherwise, to any person or persons, any confidential information, other than when it is necessary in the course of business for the Corporation.

If a Change of Control and the termination of employment of the President and Chief Executive Officer had occurred as at December 31, 2013, the President and Chief Executive Officer would have been entitled to a payment of $2,123,333 pursuant to his executive employment agreement.

Under the Restricted Share Bonus Plan of the Corporation, in the event of a "change of control" of Crescent Point (as defined in such plan), all unexercised Restricted Shares shall become available for redemption by the Participant within a specified time period, and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed by the Participant.

Additionally, in the event a Participant resigns, retires (subject to participation in the Retirement Vesting Program), or is terminated for any reason other than cause, any Restricted Shares granted to such Participant under the  Restricted Share Bonus Plan which have not vested at the applicable effective time shall terminate, and such Participant shall have a specified time period to redeem any vested Restricted Shares, and if not redeemed within such time period, shall have been deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

The following table sets forth information with respect to the estimated dollar amount that each Named Executive Officer discussed herein would have been entitled to under the provisions of the Restricted Share Bonus Plan if an event resulting in the termination of employment or a change of control had occurred on December 31, 2013.

Name	Value of Restricted Shares Redeemed or Deemed to be Redeemed Upon Change of Control ($)(1)	Value of Restricted Shares Redeemed or Deemed to be Redeemed Upon Termination of Employment for Any Reason

Scott Saxberg President and Chief Executive Officer	9,477,190	Nil

Gregory Tisdale Chief Financial Officer	5,050,425	Nil

C. Neil Smith Chief Operating Officer	4,778,366	Nil

Tamara MacDonald Vice President, Land	4,187,487	Nil

Ryan Gritzfeldt Vice President, Engineering East	3,010,253	Nil
Notes:
(1)	Calculated as the 15 day weighted average trading price of the Common Shares on the TSX to December 31, 2013 of $40.77 per Common Share.
(2)	Each NEO had redeemed all of his or her vested Restricted Shares as at December 31, 2013.

Crescent Point Energy Corp. Information Circular – Proxy Statement

DIRECTORS' COMPENSATION

Description of Board's Compensation

Compensation Philosophy

The Board is responsible for developing the Corporation's directors' compensation philosophy and has delegated the review and administration of the directors' compensation program to the Compensation Committee.  This compensation program is designed to attract and retain well qualified directors with the appropriate skills and experience to meet the needs of a dynamic energy company.  The compensation of Crescent Point's directors takes into consideration the following factors in addition to the individual skills and business experiences of the individual directors:

•	Significant growth through strategic corporate and asset acquisition program;
•	Crescent Point is active in both debt and equity capital markets to source financing for acquisition and capital development programs;
•	Regular risk management oversight to assist the Corporation to maintain a strong balance sheet and maintain a regular dividend;
•	Complexities from operations in multiple resource plays in Canada and the U.S.; and
•	Comparison of market competitive data for directors' compensation.

For 2013, the compensation of our non-employee directors included cash retainers and meeting fees, Base Restricted Share grants and DSU grants.  We believe this compensation structure promotes strong director engagement in an unbiased environment whereby compensation is not impacted by individual director decisions.  Our director compensation is not incentive-based; directors do not participate in the STIP, Performance Share Award or APA compensation plan components. In addition, the use of the DSUs creates alignment with Shareholder interests without emphasis on short term Common Share price performance.

Compensation Structure for Non-employee Directors

In 2013, the Compensation Committee engaged Mercer to review directors’ compensation.  For 2013, the non-employee director compensation package consisted of an annual cash retainer, committee chair cash retainers, cash meeting attendance fees, Restricted Shares and DSUs.

Cash Compensation Structure for Non-employee Directors

The cash compensation structure for non-employee directors during 2013 is outlined in the following table:

Cash Compensation Structure for Non-employee Directors
Retainers and Fees
Annual Retainer
Chairman	$95,000
Other Board Members	$30,000
Annual Committee Chair Retainer
Audit	$12,500
Reserves	$6,000
Health, Safety and Environment	$6,000
Compensation	$6,000
Corporate Governance and Nominating	$6,000
Board and Committee Meeting Fees
In person	$1,500
Via telephone	$750

Cash Retainers and fees are paid on a quarterly basis. Directors are also entitled to be compensated for out-of-pocket costs, including travel and accommodation, relating to their attendance at any directors' meetings.  All compensation by way of annual retainer or meeting fee that was earned by directors for acting in such capacity for the Performance Period is contained herein.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Share-based Compensation for Non-employee Directors

During the year ended December 31, 2013, the non-employee directors were granted DSUs and Restricted Shares.  All share-based compensation awarded to directors during the 2013 Performance Period is disclosed herein.

Deferred Share Units

Directors are eligible to participate in the Corporation's DSU Plan.  Each DSU represents a notional share of Crescent Point and when redeemed, pays the holder the then current cash equivalent of the market price per Common Share as calculated in accordance with the DSU Plan.

The Corporation has established an account for each director and all DSUs are credited to the applicable account as of the grant date. The number of DSUs credited to an account is determined by dividing the dollar amount of the award by the five day weighted average trading price of the Common Shares on the TSX immediately prior to the grant date. On the last day of each fiscal quarter or as soon as possible thereafter, for any dividend paid on Common Shares during such fiscal quarter, the Corporation calculates the rate thereof per Common Share (the "Dividend Rate") and, within 10 business days of the applicable fiscal month end, the Corporation credits each applicable account with an additional number of DSUs equal to (i) the number of DSUs in the applicable account on the record date for such dividend multiplied by (ii) the Dividend Rate. All DSUs vest immediately upon being credited to a director's account.  A director is not entitled to any payment of any amount in respect of DSUs until such director ceases to be a director of the Corporation for any reason whatsoever. Upon ceasing to be a director of the Corporation, the director will be entitled to receive a lump sum cash payment, net of applicable withholding taxes, equal to the product of (i) the number of DSUs in such director's account on the date the director ceased to be a director and (ii) the five day weighted average trading price of the Common Shares on the TSX immediately prior to such date. The Corporation will make such lump sum cash payment by the end of the calendar year following the year in which the director ceased to be a director.

Until the share ownership guidelines for non-employee directors described below under "Director Ownership Requirements" are met, directors may elect to receive a portion or all cash compensation in the form of DSUs.  Directors must elect to receive DSUs in lieu of a cash retainer prior to the year in which the retainer will be earned, unless they are elected or appointed part way through a year, in which case they must elect within 30 days of being elected or appointed to receive DSUs for that year.

Restricted Shares

Under the terms of the Restricted Share Bonus Plan, any director of the Corporation may be granted Restricted Shares which vest over time and, upon vesting, can be redeemed by the holder for cash or Common Shares at the sole election of the Board.

Retirement Plans For Directors

Crescent Point does not have a retirement plan, pension plan or other forms of retirement compensation for its directors.

Director Ownership Requirements

The non-employee directors are required to own at least ten times their annual cash retainer in Common Shares and DSUs. New directors have three years from their initial election to the Board to achieve the required level of ownership. Each member of the Board presently meets this requirement.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Board Committees and Membership

	Audit	Reserves	Health, Safety and Environment	Compensation	Corporate Governance and Nominating	Special

Peter Bannister	√	Chair				√
Kenney F. Cugnet		√	Chair		√	√
D. Hugh Gillard	√			Chair	√	√
Gerald A. Romanzin	Chair	√		√		√
Gregory G. Turnbull				√	Chair	√
Scott Saxberg			√

Messrs. Amirault and Heinemann will be appointed to Board committees after the Meeting.

Director Compensation Tables

Director Compensation Table

The following table provides a summary of compensation earned by Crescent Point's non-employee directors during 2013.

	Annual Retainer Fees Earned		Meeting Attendance Fees Earned		Share-based awards(2)
Name(1)	Board ($)	Committee Chair ($)	Board ($)	Committee Meetings ($)	DSUs ($)	Restricted Shares ($)	All other compensation ($)	Total ($)

Peter Bannister	95,000	6,000	9,750	10,500	189,968	99,998	-	411,216
Paul Colborne(3)	15,000	-	4,500	4,500	-	-	-	24,000
Kenney F. Cugnet	30,000	6,000	9,750	15,000	139,971	99,998	-	300,719
D. Hugh Gillard	30,000	6,000	9,000	18,000	139,971	99,998	-	302,969
Gerald A. Romanzin	30,000	12,500	9,750	16,500	139,971	99,998	-	308,719
Gregory G. Turnbull	30,000	6,000	9,000	14,250	139,971	99,998	-	299,219

Note:
(1)	Scott Saxberg was not compensated for his role as a director.
(2)
Amounts reflect the grant date fair value of DSUs and Restricted Shares computed in accordance with IFRS 2. Crescent Point calculates the grant date fair value as the one-day volume weighted average price of the underlying Common Shares on the date of grant.  Crescent Point uses IFRS 2 as its methodology for computing the grant date fair value for purposes of consistency with its financial statements.  Restricted Shares vest and are paid out in three equal tranches on the anniversary date of the date of grant each year for three years except for certain alternate vesting provisions. In accordance with IFRS 2, the fair value of the Restricted Share awards is amortized in the financial statements over the applicable service period.  The DSUs vest on grant date and are immediately recognized in the financial statements in accordance with IFRS 2.

(3)	Reflects amounts earned by Mr. Colborne prior to his resignation from the Board on June 6, 2013.

Share-based Awards – Value Vested or Earned During the Year

The share-based awards value vested during the year is pursuant to vested Restricted Shares and vested DSUs.  Vested Restricted Shares are valued at the fair market value on vest date.  Dividend Amounts are based on the dividends paid on the Corporation's Common Shares and are paid in cash.  DSU grants vest immediately and are valued at the one day volume weighted average price on date of grant.  DSU dividend equivalent amounts are earned in the form of additional DSUs each quarter and are valued using the average quarterly Common Share price.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)		Non-equity incentive plan compensation - Value earned during the year ($)
		Restricted Shares(1)	DSUs(2)

Peter Bannister	-	251,110	225,587	-

Paul Colborne(3)	-	138,552	-	-

Kenney F. Cugnet	-	236,855	167,010	-

D. Hugh Gillard	-	251,110	167,010	-

Gerald A. Romanzin	-	236,855	167,010	-

Gregory G. Turnbull	-	236,855	167,010	-

Note:
(1)
Under the Restricted Share Bonus Plan, while a Restricted Share is outstanding, the Dividend Amount accrues in respect of such Restricted Share.  In 2013, the Board elected to cause the Corporation to pay out Dividend Amounts on all outstanding Restricted Shares concurrently with the payment of the applicable dividends on the Corporation's Common Shares. These amounts include Dividend Amounts paid.

(2)	These amounts include DSU dividend equivalent amounts earned.
(3)	Reflects impact of Mr. Colborne's resignation from the Board on June 6, 2013 on previously granted DSUs.

Outstanding Share-based Awards and Option-based Awards

The future estimated payouts pursuant to outstanding Restricted Shares and DSUs as at December 31, 2013 for each of the non-employee directors is noted in the table below, and are valued at $40.77 per Common Share, calculated as the 15 day volume weighted average ending December 31, 2013.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested or paid out (#) (1)		Market or payout value of share-based awards that have not vested or paid out (2) ($)
					Restricted Shares	DSUs
Peter Bannister	-	-	-	-	5,291	16,670	895,350

Paul Colborne(3)	-	-	-	-	-	-	-

Kenney F. Cugnet	-	-	-	-	5,291	12,583	728,723

D. Hugh Gillard	-	-	-	-	5,291	12,583	728,723

Gerald A. Romanzin	-	-	-	-	5,291	12,583	728,723

Gregory G. Turnbull	-	-	-	-	5,291	12,583	728,723

Note:
(1)	Includes Restricted Shares that have not vested and all DSUs due to the DSU terms of payout being when an individual ceases to be a director of Crescent Point for any reason.
(2)	Calculated as the 15 day weighted average trading price of the Common Shares on the TSX to December 31, 2013 of $40.77 per Common Share.
(3)	Reflects impact of Mr. Colborne's resignation from the Board on June 6, 2013.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Director Value at Risk

The following table provides the aggregate equity holdings of our non-employee directors and director nominee as well as the total accumulated value of such holdings as at April 1, 2014.  The figures listed in the "Total Value at Risk" column are calculated using the volume weighted average on April 1, 2014 of $40.60 per Common Share.

Name	Share-based Awards (#)			Options	Total Accumulated Value ($)(1)
	Common Shares	Restricted Shares	DSUs
Rene Amirault	8,300	-	-	-	336,980
Peter Bannister	552,571	4,267	16,670	-	23,284,425
Kenney F. Cugnet	671,373	4,268	12,583	-	27,941,894
D. Hugh Gillard	38,002	4,268	12,583	-	2,227,032
Robert F. Heinemann	-	-	-	-	-
Gerald A. Romanzin	11,415	4,267	12,583	-	1,147,559
Gregory G. Turnbull	58,321	4,268	12,583	-	3,051,983

Note:
(1)	Calculated as the volume weighted average on April 1, 2014 of $40.60 per Common Share.

Directors' and Officers' Liability Insurance

Crescent Point has a corporate liability insurance policy for its directors and officers through a syndicate of insurers led by Chubb Insurance Company of Canada This insurance is for $185,000,000 per occurrence and provides coverage from January 22, 2014 to June 1, 2015; the policy premium for the period then ended is $1,585,305.

COMMON SHARES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (1,2)

Equity compensation plans approved by Shareholders	2,588,143	Nil	5,728,512

Equity compensation plans not approved by Shareholders	N/A	N/A	N/A

Total:	2,588,143	Nil	5,728,512

Notes:
(1)
This information is as at December 31, 2013, therefore, it excludes the share-based awards issued in 2014 pursuant to the 2013 Performance Share Award and 2013 APA. See "Performance Share Award" and "Annual Performance Award".

(2)
Assumes that Crescent Point elects to satisfy the payment of the Payout Amount in respect of all such Restricted Shares through the issuance of Common Shares. See "Report on Executive Compensation - Restricted Share Bonus Plan".

RESTRICTED SHARE BONUS PLAN

The following summary of the Restricted Share Bonus Plan does not reflect the impact of the proposed amendments to the Plan for which shareholder approval is being sought at the Meeting. See "Matters to be considered at the Meeting - Amendments to the Restricted Share Bonus Plan".

Under the terms of the Restricted Share Bonus Plan, any director, officer, consultant or employee of Crescent Point or a subsidiary of Crescent Point who, in each case, in the opinion of the Board, holds an appropriate position with Crescent Point or a subsidiary of Crescent Point to warrant participation in the Restricted Share Bonus Plan (collectively, the "Participants") may be granted restricted shares ("Restricted Shares") which vest over time and, upon vesting, can be redeemed by the holder for cash or Common Shares. The Restricted Share Bonus Plan is administered by the Board. The Corporation is authorized to issue up to a maximum of 14,000,000 Common Shares (being approximately 3.5% of the Corporation's issued and outstanding Common Shares as of April 4, 2014) pursuant to the redemption of Restricted Shares granted under the Restricted Share Bonus Plan. As of April 4, 2014, 4,669,712 Common Shares (or approximately 1.2% of the Corporation's then issued and outstanding Common Shares) remained available for issuance under the Restricted Share Bonus Plan.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The purpose of the Restricted Share Bonus Plan is to provide incentive bonus compensation to Participants which is calculated based on a grant of Restricted Shares and the appreciation in value of the Restricted Shares (including Dividend Amounts (as defined below) payable in respect thereof) from the date of the grant to the date of redemption by the Participant. In this way, Participants are rewarded for their efforts in the year in which the Restricted Shares are granted and are also provided with additional incentive for their continued efforts in promoting the growth and success of the business of Crescent Point. Please see "Base Restricted Shares", "Performance Share Award" and "Annual Performance Award" for descriptions of how the Restricted Share Bonus Plan is applied as part of Crescent Point's fixed and variable components of compensation.

Unless otherwise determined by the Board at the time of a particular grant, Restricted Shares will vest and become available for redemption as to 33 1/3% on each of the first, second and third anniversaries of the grant date. Upon redemption, Crescent Point is required to pay to the Participant the fair market value of the redeemed Restricted Shares, based on the weighted average of the prices at which the Common Shares traded on the TSX for the five trading days immediately preceding the redemption date, plus any accrued but unpaid Dividend Amounts (as defined below) in respect of such Restricted Shares (the "Payout Amount"). The Payout Amount may be satisfied by Crescent Point making a cash payment, Crescent Point purchasing Common Shares in the market and delivering such Common Shares to the Participant or by issuing Common Shares from treasury. In addition, commencing from and after the grant date until the earlier of the redemption date or the date on which such Restricted Shares terminate in accordance with the terms of the Restricted Share Bonus Plan, each Participant shall be entitled to receive from Crescent Point, in respect of each Restricted Share held by such Participant, an amount equal to the per Common Share amount of any dividend paid by Crescent Point to the holders of Common Shares (the "Dividend Amount"). Restricted Shares granted under the Restricted Share Bonus Plan are non-assignable and non-transferable by a Participant, other than certain rights that pass to a Participant's beneficiary or estate upon death or incompetency, and expire on December 31 of the third year following the year in which the original grant is made.

The Restricted Share Bonus Plan provides that no Common Shares may be issued to, or purchased on behalf of, a Participant under the Restricted Share Bonus Plan if such issuance, together with issuance under any other share compensation arrangements, could result, at any time, in: (i) the number of Common Shares reserved for issuance pursuant to issuances or purchases under the Restricted Share Bonus Plan in respect of redeemed Restricted Shares granted to insiders exceeding 10% of the aggregate issued and outstanding Common Shares; (ii) the issuance to insiders, of Common Shares exceeding within a one year period, 10% of the aggregate issued and outstanding Common Shares; or (iii) the issuance to any one insider, or such insider's associates exceeding, within a one year period, of Common Shares exceeding 5% of the aggregate issued and outstanding Common Shares. In addition, under the Restricted Share Bonus Plan, no Restricted Shares shall be granted to any one Participant if the total number of Common Shares issuable or purchased on behalf of such Participant under the Restricted Share Bonus Plan, together with any Common Shares reserved for issuance to such Participant under Restricted Shares, options to purchase Common Shares for services or any other share compensation arrangement of Crescent Point would exceed 5% of the aggregate issued and outstanding Common Shares.

In the event of a "change of control" of Crescent Point, as defined in the Restricted Share Bonus Plan, the vesting provisions attaching to the Restricted Shares shall be accelerated and all unexercised Restricted Shares shall become available for redemption by the Participant as follows: (a) in the event of any change of control other than by way of a take-over bid, such Restricted Shares shall be available for redemption for a period of 30 days from the effective date of the change of control or until the expiry date for such Restricted Shares, if earlier (the "Exercise Period") and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed and the Board shall be deemed to have received a redemption notice in respect of such Restricted Shares immediately prior to the close of business on the last day of the Exercise Period; and (b) in the event of a change of control arising as a result of a take-over bid, such Restricted Shares shall be available for redemption for a period commencing immediately following the completion of the take-over bid and ending on the earlier of the tenth day following the completion of the take-over bid or the expiry date for such Restricted Shares (the "Take-over Exercise Period") and, failing such redemption, such Restricted Shares shall be deemed to have been redeemed and the Board shall be deemed to have received a redemption notice in respect of such Restricted Shares immediately prior to the close of business on the last day of the Take-over Exercise Period.

Crescent Point Energy Corp. Information Circular – Proxy Statement

In the event a Participant's employment with Crescent Point or its subsidiaries is terminated or is alleged to have been terminated for cause, as defined in the Restricted Share Bonus Plan, any Restricted Shares granted to such Participant thereunder which have not been vested at such time shall immediately terminate.

Unless the directors' resolution passed at the time of grant provides otherwise, and subject to the application of the Corporation's Retirement Vesting Program, in the event: (i) a Participant resigns, retires or is terminated for any reason other than for cause; (ii) a Participant ceases to be a consultant, as defined in the Restricted Share Bonus Plan; or (iii) ceases to be a director of Crescent Point, and, in each circumstance, where such Participant no longer continues to qualify as a Participant under the Restricted Share Bonus Plan, any Restricted Shares granted to such Participant thereunder which have not vested at the applicable effective time shall terminate and such Participant shall have 90 days from the effective time, or the expiry date for any vested Restricted Shares, if earlier, to redeem any such vested Restricted Shares and, if not redeemed within such time period, such vested Restricted Shares shall be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

During the first 119 days of a Participant’s leave, as defined in the Plan, Restricted Shares continue to vest; on the 120th day of the Participant's leave, any unvested Restricted Shares terminate. Any vested Restricted Shares remain available for redemption for a period of one year following the 120th day of leave or until the expiry date, if earlier. Failing such redemption, such vested Restricted Shares shall be deemed to be redeemed. Upon return to work following leave, the Participant on leave will be eligible to receive grants of Restricted Shares upon the first January 1st , April 1st, July 1st or October 1st following his or her return from leave.

Upon the death of a Participant, his or her unvested Restricted Shares shall terminate and vested Restricted Shares as at the date of death shall remain available for redemption by the executor, administrator or personal representative of such Participant for a period of one year from the date of death or until the expiry date in respect of such vested Restricted Shares, if earlier, and, failing such redemption, such vested Restricted Shares shall be deemed to have been redeemed immediately prior to the close of business on the last day of the exercise period.

Under the Restricted Share Bonus Plan, the Board may amend, suspend or terminate the Restricted Share Bonus Plan without Shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any required approval of any regulatory authority or stock exchange or the consent or deemed consent of a Participant where such amendment, suspension or termination materially prejudices the rights of the Participant.

The Board may not, however, without the approval of the Shareholders, make amendments to the Restricted Share Bonus Plan: (a) to increase the maximum number of Common Shares that may be issued by Crescent Point from treasury pursuant to Restricted Shares granted under the Restricted Share Bonus Plan; (b) to extend the Expiry Date of Restricted Shares for the benefit of an insider; or (с) to amend the amendment provisions or provisions governing non-employee directors of the Restricted Share Bonus Plan.

The Board may, at any time and from time to time, without the approval of the Shareholders, amend any term of any outstanding Restricted Share (including, without limitation, the vesting and expiry of the Restricted Share), provided that: (a) any required approval of any regulatory authority or stock exchange is obtained; (b) if the amendments would reduce the Fair Market Value or extend the Expiry Date of Restricted Shares previously granted to insiders, approval of the Shareholders must be obtained; (с) the Board would have had the authority to initially grant the Restricted Share under the terms so amended; and (d) the consent or deemed consent of the Participant is obtained if the amendment would materially prejudice the rights of the Participant under the Restricted Share.

Crescent Point Energy Corp. Information Circular – Proxy Statement

If the authorized number of Common Shares as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of dividends), the maximum aggregate number of Common Shares which may be issued from treasury by Crescent Point under the Restricted Share Bonus Plan and the class of Common Shares which may be issued by Crescent Point or purchased pursuant thereto shall, in any case in which an adjustment in the opinion of the Board  would be proper, be adjusted so as to appropriately reflect such change.

Should changes be required to the Restricted Share Bonus Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Restricted Share Bonus Plan or Crescent Point now is or hereafter becomes subject, such changes shall be made as are necessary to conform with such requirements and, if such changes are approved by the Board, the Restricted Share Bonus Plan shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of Crescent Point. The Board is committed to sound corporate governance practices, which are both in the interest of the Shareholders and contribute to effective and efficient decision making.

National Policy 58-201 – Corporate Governance Practices ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. The Board has reviewed its own corporate governance practices in light of these guidelines. National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") mandates disclosure of corporate governance practices in form 58-101F1, which disclosure is set out in Appendix C hereto.

MANDATE OF THE BOARD

The Board is generally responsible for managing the business and affairs of Crescent Point. The primary responsibility of the Board is to promote the best interests of Crescent Point and the Shareholders. This responsibility includes: (i) approving annual capital expenditure budgets and general and administrative expense budgets and reviewing fundamental operating, financial and other corporate plans, strategies and objectives; (ii) outlining key operating parameters including debt levels and ratios; (iii) evaluating the performance of Crescent Point and Executive Officers; (iv) determining, evaluating and fixing the compensation of Executive Officers; (v) adopting policies of corporate governance and conduct; (vi) considering risk management matters; (vii) reviewing the process of providing appropriate financial and operational information to Shareholders and the public; and (viii) evaluating the overall effectiveness of the Board. The Board explicitly acknowledges its responsibility for the stewardship of Crescent Point. The Board reviews with management matters of strategic planning, business risk identification, succession planning, communications policy and integrity of internal control and management information systems. The Board fulfils its responsibilities through regular meetings. It meets a minimum of four times per year. In addition, the Board meets at such other times as may be required if it is not possible to deal with Crescent Point's business at a regularly scheduled quarterly meeting.

Directors are expected to be prepared for and attend all Board and respective committee meetings.  If their absence is unavoidable, the absent director is expected to get a briefing from the Chair, the President and Chief Executive Officer, or the Corporate Secretary.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The Board and each of its committees holds in-camera sessions at every meeting at which Mr. Saxberg or any other member of management is present.

COMPOSITION OF THE BOARD

NI 58-101 and NP 58-201 emphasize the importance of the constitution and independence of corporate boards. An "independent" director, under these instruments and policies, is a director who has no direct or indirect material relationship with Crescent Point. For these purposes, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgement. Notwithstanding the foregoing, certain individuals are deemed by the applicable legislation to be considered to have a material relationship with Crescent Point. The Board has concluded that six of Crescent Point's seven existing directors are independent directors as provided in the table below:

Director	Independent	Not Independent	Reason for Non Independent Status

Rene Amirault	√

Peter Bannister	√

Kenny F. Cugnet	√

D. Hugh Gillard	√

Robert F. Heinemann	√

Gerald A. Romanzin	√

Scott Saxberg		√	President and Chief Executive Officer of Crescent Point

Gregory G. Turnbull(1)	√

Note:
(1)
The Board has considered the circumstances of Mr. Turnbull, a partner in а law firm that provides legal services to the Corporation, and has determined that he meets the independence requirements of NI 58-101, other than for purposes of membership on the Audit Committee.

Retirement Policy

Crescent Point has adopted a formal retirement policy for its directors. Under this policy each director is required to resign at the annual meeting immediately following the director's 75th birthday unless the Board determines otherwise.

Nominating Directors

The Corporate Governance and Nominating Committee is responsible for assessing each director’s competencies and skills and reviewing the ideal qualities and skills for an effective Board.

The Board, management and Shareholders identify qualified candidates from time to time. The Corporate Governance and Nominating Committee assesses candidates against criteria approved by the Board and the qualities and skills of the current Board and approaches the strongest candidates to determine their level of interest. See "Board Skills Matrix and Continuing Education".

The Corporate Governance and Nominating Committee then recommends the most qualified people to the Board for consideration. The most appropriate candidates are presented to the Shareholders as the nominated directors to be elected at the annual meeting.

Crescent Point Energy Corp. Information Circular – Proxy Statement

A Shareholder can nominate a candidate by submitting the person’s name, background, qualifications, and experience to our Corporate Secretary. Crescent Point's by-laws require that a Shareholder give us advance notice of and details about any proposal to nominate directors for election to the Board when nominations are not made by requesting a meeting or by making a Shareholder proposal through the procedures set out in the Business Corporations Act (Alberta). If the nomination is to be presented at an annual meeting of Shareholders, the notice must be given 30 to 65 days in advance of the meeting. If the annual meeting is to be held 50 days after we announce the meeting date, the notice must be given within 10 days of the announcement. If the nomination is to be presented at a special meeting of Shareholders (that is not also an annual meeting) in which one of the items of business is the election of directors, then the notice must be given within 15 days of the meeting announcement. All nominations received will be forwarded to the Corporate Governance and Nominating Committee chair, who will present them to the Corporate Governance and Nominating Committee for consideration.

BOARD COMMITTEES

The Board has established an Audit Committee, a Compensation Committee, a Reserves Committee, a Health, Safety and Environment Committee and a Corporate Governance and Nominating Committee, as committees of the Board. Terms of reference for each committee, which delineate the mandate of the committee, the composition of the committee, the frequency of committee meetings and other relevant matters, have been approved and adopted by the Board. The Board has also adopted a formal position description for committee chairs.

During each regularly scheduled committee meeting, the members of the committee hold an in-camera session without management.

Audit Committee

The Audit Committee is composed of three directors, Messrs. Bannister, Gillard and Romanzin (Chair), all of whom are independent directors. The Audit Committee has developed an official mandate that has been approved by the Board, a copy of which is provided in the Corporation's Annual Information Form available at www.sedar.com.

The mandate of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of Crescent Point and its subsidiaries and related entities, including the financial statements, internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements. In doing so, the Audit Committee oversees the audit efforts of Crescent Point's external auditors and, in that regard, is empowered to take such actions as it may deem necessary to satisfy itself that Crescent Point's external auditors are independent of Crescent Point. It is the objective of the Audit Committee to have direct, open and frank communications throughout the year with management, other committee chairmen, the external auditors, and other key committee advisors or staff members, as applicable.

While the Audit Committee has the responsibilities and powers set forth above, it is not the duty of the Audit Committee to plan or conduct audits or to determine whether the financial statements of Crescent Point are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the external auditors, on whom the members of the Audit Committee are entitled to rely upon in good faith. For additional information on the Audit Committee including the relevant education and experience of the Audit Committee members, please refer to Crescent Point's Annual Information Form, which is available at www.sedar.com.

Compensation Committee

The Compensation Committee is currently composed of three directors, Messrs. Gillard, Romanzin and Turnbull, all of whom are independent directors. The Compensation Committee is responsible for assisting the Board in determining the compensation strategies for Crescent Point, recommending the forms and amounts of compensation for directors, officers and other employees and assessing the performance of officers in fulfilling their responsibilities and meeting corporate objectives. The Compensation Committee is also responsible for assessing the performance of the Chief Executive Officer and reviewing and assisting with management succession planning and professional development for officers of Crescent Point. The Compensation Committee holds meetings as warranted with respect to officer appointments or other compensation related matters.

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Relevant Education and Experience of Compensation Committee Members

The following is a summary of the skills or experience of each member of the Compensation Committee that are relevant to the performance of his responsibilities as a member of the Compensation Committee, including any education or experience that enable each member of the Committee to make decisions on the suitability of the Corporation's compensation policies and practices that are consistent with a reasonable assessment of the Corporation's risk profile.

Name of Compensation Committee Member	Relevant Education and Experience
D. Hugh Gillard
Has held various senior executive positions, including Chief Executive Officer and Board Chairman, in the industry for over forty years and been responsible for overall compensation policy and implementation.  Has attended an independent compensation trends seminar in two of the last three years.  Also, as Chair of the Compensation Committee, he has worked directly and extensively with the outside independent compensation advisors.

Gerald A. Romanzin
Mr. Romanzin previously held an executive position dealing with compensation matters.  He currently sits on the Compensation Committee of Petrowest Corporation, Trimac Transportation Services Inc. and Porto Energy Corp.  He has attended an independent compensation seminar in the last 2 years.

Gregory G. Turnbull, QC
Mr. Turnbull has over 34 years of experience dealing with compensation matters with the legal service industry. He presently sits on the compensation committee of Storm Resources Ltd. and Sunshine Oilsands Ltd.

Reserves Committee

The Reserves Committee is currently composed of three directors, Messrs. Bannister (Chair), Cugnet and Romanzin, all of whom are independent directors. The Reserves Committee has the responsibility of meeting with the independent engineering firms commissioned to conduct the reserves evaluation on Crescent Point's oil and natural gas assets and to discuss the results of such evaluation with each of the independent engineers and management. Specifically, the Reserves Committee's responsibilities include, but are not limited to: (i) reviewing management's recommendations for the appointment of independent engineers; (ii) reviewing the independent engineering reports and considering the principal assumptions upon which such reports are based; (iii) appraising the expertise of the independent engineering firms retained to evaluate Crescent Point's reserves; (iv) reviewing the scope and methodology of the independent engineers' evaluations and reviewing any problems experienced by the independent engineers in preparing the reserve evaluation (including any restrictions imposed by management or significant issues on which there was a disagreement with management); and (v) reviewing reserve additions and revisions which occur from one report to the next. The Reserves Committee meets at least twice annually or otherwise as circumstances warrant.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee is currently composed of two directors, Messrs. Cugnet (Chair) and Saxberg, one of whom is an independent director. The Health, Safety and Environment Committee has the responsibility of regularly reviewing Crescent Point's environmental policies, environmental activities and  reporting its findings to the Board. Specifically, the Health, Safety and Environment Committee's responsibilities include, but are not limited to: (i) reviewing the appropriateness of and updating Crescent Point's environmental policies, management systems and programs annually and reporting to the Board thereon with appropriate recommendations; (ii) ensuring that Crescent Point has the necessary tools to measure its environmental performance and compliance with applicable regulatory standards; (iii) reviewing the environmental performance and whenever relevant, any non-compliance situation and recommending the required corrective measures; (iv) ensuring that environmental risk management procedures and emergency response measures are in place; (v) periodically updating and distributing within Crescent Point and reviewing the appropriateness of these risk management procedures and emergency response measures and making appropriate recommendations; (vi) immediately communicating to the Board any incident giving rise to significant environmental risks and otherwise analyzing all relevant environmental matters brought to its attention.

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Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently composed of three directors, Messrs. Cugnet, Gillard and Turnbull (Chair), all of whom are independent directors. The Corporate Governance and Nominating Committee has the responsibility of reviewing corporate governance and nomination issues and making recommendations to the Board, as appropriate. Specifically, the Corporate Governance and Nominating Committee's responsibilities include, but are not limited to: (i) reviewing and assessing Crescent Point's governance practices and the performance of Crescent Point's corporate governance systems and recommending changes to the Board for consideration; (ii) recommending suitable candidates for nomination for election as directors; (iii) reviewing the recommendations of management, if any, with respect to committee membership and making recommendations to the Board of members for each committee, including the appointment of chairs to the committees; (iv) reviewing on a periodic basis the mandate of the Board, the mandates of the committees of the Board and any position descriptions and making recommendations with respect to such mandates, as appropriate; (v) reviewing Crescent Point's articles and bylaws and recommending any changes to the Board for consideration; (vi) overseeing the evaluation of, assessing and considering the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual members on a periodic basis; (vii) reviewing and recommending to the Board for approval the corporate governance disclosure statements required by applicable securities legislation in respect of Crescent Point; and (viii) reviewing and making recommendations with respect to the orientation and education program for new Board and committee members and overseeing the continued development of existing members of the Board. The Corporate Governance and Nominating Committee meets at least once annually or otherwise as circumstances warrant.

The Corporate Governance and Nominating Committee undertakes a formal Board evaluation and an evaluation of each individual director on an annual basis. This process is currently handled through the use of a specific questionnaire; a summary of the results is prepared by the Corporation's legal advisors and reviewed by the Corporate Governance and Nominating Committee and feedback discussion is held between the chair of the committee and the chair of the Board.  Individual discussions are then held with each director.  The Board has also engaged with external consultants to improve Board effectiveness in its oversight of the Corporation’s internal controls, strategy, risk management and communication. Certain Board processes have been revised in response to the input received as a result of these evaluations.

The Corporate Governance and Nominating Committee is also responsible for succession planning for the President and Chief Executive Officer and other senior officers of Crescent Point. The Corporate Governance and Nominating Committee met in 2013 to discuss succession planning for the President and Chief Executive Officer and other senior officers of Crescent Point.  The identification of possible interim senior officers and the process for selecting long term successors is regularly discussed and considered.

The Corporate Governance and Nominating Committee is also responsible for ongoing consideration of the appropriate size, skill set and composition of the Board. In fulfilling this responsibility in 2013, the Committee conducted an in-depth review of the Board's existing strengths and potential areas for improvement given the Corporation's present operations and future plans. As a result of such review, the Committee concluded that the Board could benefit from the addition of new Board members with the proper skill set, including knowledge of the U.S. capital markets and the U.S. oil and gas business (especially in the Uintah Basin) and financial reporting and operational execution expertise.  The Committee then identified, considered and interviewed a number of potential candidates and made recommendations to the Board, ultimately resulting in the appointment of Mr. Heinemann to the Board and the nomination of Mr. Amirault for election to the Board at the Meeting. The Committee is continuing to look to identify suitable additional candidates, from time to time, to propose to the Board for appointment or election.

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At each regularly scheduled Board meeting, the Board meets with multiple levels of management, who provide information on specific areas of operation or business lines, providing ongoing input on operations below the board and Executive Officer level.

Compensation Risk Management

The Board has considered the implications of the risks associated with Crescent Point's compensation policies and practices. The Board has ultimate oversight of the risks associated with Crescent Point's compensation policies and practices, and carefully reviews the risks associated with Crescent Point's compensation structure. Crescent Point uses the following practices to identify and mitigate compensation policies and practices that could encourage an individual to take inappropriate or excessive risks: annual review of compensation philosophy and components and the engagement of outside consultants. There are no identified risks arising from Crescent Point's compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Director and Executive Officer Hedging Prohibition Policy

The Corporation has adopted a policy whereby Executive Officers and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Executive Officer or director.

Other Activities of the Board

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities. The Board and its committees have access to senior management on a regular basis as Mr. Saxberg is a director and attends all meetings of the Board and other Executive Officers are invited to attend directors' meetings from time to time to provide necessary information to facilitate decision making activities.

The Board, in part, performs its mandated responsibilities through the activities of its five committees: the Audit Committee, the Compensation Committee, the Reserves Committee, the Health, Safety and Environment Committee and the Corporate Governance and Nominating Committee.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND OTHERS

There is not, and has not been at any time since the formation of Crescent Point, any indebtedness outstanding to Crescent Point from any director, officer, employee or former executive officer of Crescent Point or any of its subsidiaries or any associate thereof or from Crescent Point.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of Crescent Point's directors or Executive Officers, nor any person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attaching to the Common Shares, nor any known associate or affiliate of these persons had any material interest, direct or indirect in any transaction during 2013 which has materially affected Crescent Point, or in any proposed transaction which has materially affected or would materially affect Crescent Point or any of its subsidiaries.

OTHER MATTERS

Crescent Point knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

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AUDITOR OF THE CORPORATION

PricewaterhouseCoopers LLP has served as the auditor of Crescent Point and / or the Trust since its formation in September 2003.

ADDITIONAL INFORMATION

Additional information relating to Crescent Point is on SEDAR at www.sedar.com. Financial information of Crescent Point is provided in Crescent Point's financial statements and management's discussion and analysis for Crescent Point's most recently completed financial year. Copies of Crescent Point's Annual Information Form, financial statements and management's discussion and analysis is available on SEDAR or may be obtained by Shareholders by contacting the Corporate Secretary of Crescent Point at 2800, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. Telephone: (403) 693-0020 Fax: (403) 693-0070.

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APPENDIX A
COMMON SHARE TERMS AFTER THE SHARE CAPITAL AMENDMENT

1.
The holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of class or series of shares of the Corporation other than the Common Shares as such);

2.
The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends;

The directors may declare a dividend on the Common Shares payable in whole or in part in fully paid and non-assessable Common Shares (the portion of the dividend payable in Common Shares being herein referred to as a "share dividend"), in which case the following provisions shall apply:

(a)
unless otherwise determined by the directors of the Corporation in respect of a particular share dividend: (i) the number of Common Shares (which shall include any fractional Common Shares) to be issued in satisfaction of the share dividend shall be determined by dividing (A) the dollar amount of the particular share dividend, by (B) 95% of the "volume weighted average trading price" (as defined below) of the Common Shares on the Toronto Stock Exchange (the "TSX"). The "volume weighted average trading price" of the Common Shares is the arithmetic average (calculated by the transfer agent to four decimal places) of the daily volume weighted average trading prices of Common Shares on the TSX for the trading days on which at least one board lot of Common Shares is traded on the TSX during the period beginning on the later of the 21st business day preceding the applicable dividend payment date and the second business day following the record date applicable to that dividend payment date, and ending on the second business day preceding the dividend payment date, subject to such adjustments as the Corporation may, in its sole discretion, determine to be appropriate to account for (i) а change in the aggregate number of Common Shares outstanding into a greater or lesser number of Common Shares, (ii) a reclassification of the Common Shares, or (iii) a merger, reorganization or other transaction affecting the Common Shares;

(b)
to the extent that any share dividend paid on the Common Shares represents one or more whole Common Shares payable to a registered holder of Common Shares, such whole Common Shares shall be registered in the name of such holder. Common Shares representing in the aggregate all of the fractions amounting to less than one whole Common Share which might otherwise have been payable to registered holders of Common Shares by reason of such share dividend shall be issued to the transfer agent for the Common Shares as the agent of such registered holders of Common Shares. The transfer agent shall credit to an account for each such registered holder all fractions of a Common Share amounting to less than one whole share issued by the Corporation by way of share dividends in respect of the Common Shares registered in the name of such holder. From time to time, when the fractional interests in a Common Share held by the transfer agent for the account of any registered holder of Common Shares are equal to or exceed in the aggregate one additional whole Common Share, the transfer agent shall cause such additional whole Common Share to be registered in the name of such registered holder and thereupon only the excess fractional interest, if any, will continue to be held by the transfer agent for the account of such registered holder. The Common Shares held by the transfer agent representing fractional interests shall not be voted;

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(c)
if at any time the Corporation shall have reason to believe that tax should be withheld and remitted to a taxation authority in respect of any share dividend paid or payable to a shareholder in Common Shares, the Corporation shall have the right to sell, or to require its transfer agent in each case as agent of such shareholder, to sell all or any part of the Common Shares or any fraction thereof so issued to such holder in payment of that share dividend or one or more subsequent Share dividends through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, and to cause the transfer agent to remit the cash proceeds from such sale to such taxation authority (rather than such holder) in payment of such tax to be withheld. This right of sale may be exercised by notice given by the Corporation to such holder and to the Corporation or the transfer agent stating the name of the holder, the number of Common Shares to be sold and the amount of the tax which the Corporation has reason to believe should be withheld. Upon receipt of such notice the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the Corporation or the transfer agent as applicable, shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and deliver the proceeds therefrom to the applicable taxation authority on behalf of the Corporation. Any balance of the cash sale proceeds not remitted by the Corporation in payment of the tax to be withheld shall be payable to the holder whose Common Shares were so sold by the transfer agent;

(d)
if at any time the Corporation shall have reason to believe that the payment of a share dividend to any holder thereof who is resident in or otherwise subject to the laws of a jurisdiction outside Canada might contravene the laws or regulations of such jurisdiction, or could subject the Corporation to any penalty thereunder or any legal or regulatory requirements not otherwise applicable to the Corporation, the Corporation shall have the right to sell, or to require its transfer agent in each case, as agent of such shareholder, to sell through the facilities of the TSX or other stock exchange on which the Common Shares are listed for trading, the Common Shares or any fraction thereof so issued and to cause the transfer agent to pay the cash proceeds from such sale to such holder. The right of sale shall be exercised in the manner provided in subparagraph (c) above except that in the notice there shall be stated, instead of the amount of the tax to be withheld, the nature of the law or regulation which might be contravened or which might subject the Corporation to any penalty or legal or regulatory requirement. Upon receipt of the notice, the Corporation or the transfer agent shall, unless a certificate or other evidence of registered ownership for the Common Shares has at the relevant time been issued in the name of the holder, sell the Common Shares as aforementioned and the Corporation or the transfer agent, as applicable shall be deemed for all purposes to be the duly authorized agent of the holder with full authority on behalf of such holder to effect the sale of such Common Shares and to deliver the proceeds therefrom to such holder;

(e)
upon any registered holder of Common Shares ceasing to be a registered holder of one or more Common Shares, such holder shall be entitled to receive from the transfer agent, and the transfer agent shall pay as soon as practicable to such holder, an amount in cash equal to the proportion of the value of one Common Share that is represented by the fraction less than one whole Common Share at that time held by the transfer agent for the account of such holder, and, for the purpose of determining such value, each Common Share shall be deemed to have the value equal to the volume weighted average trading price in respect of the last share dividend paid by the Corporation prior to the date of such payment; and

(f)
for the purposes of the foregoing: (i) the calculation of a fraction of a Common Share payable to a shareholder by way of a share dividend shall be computed to four decimal places, and shall be rounded to the nearest fourth decimal place; and (ii) neither the Corporation nor its transfer agent shall have any obligation to register any Common Share in the name of a person, to deliver a certificate or other document representing Common Shares registered in the name of a shareholder or to make a cash payment for fractions of a Common Share, unless all applicable laws and regulations to which the Corporation and/or the transfer agent are, or as a result of such action may become, subject, shall have been complied with to their reasonable satisfaction; and

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3.
The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

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APPENDIX B
INCOME TAX CONSIDERATIONS IN RESPECT OF PARTICIPATION IN THE SHARE DIVIDEND PROGRAM

This summary is of a general nature only and is not intended to be nor should it be construed to be tax advice to any particular Shareholder.  This summary is not exhaustive of all Canadian federal income tax considerations, or of any tax considerations relevant to any other jurisdiction. There is no assurance that the Canada Revenue Agency or other applicable taxation authorities will agree with the tax treatment of share dividends as described below. Shareholders are encouraged to consult their own tax advisors regarding the tax consequences to them of receiving cash or share dividends.

Canadian Federal Income Tax Considerations

The following is, as of April 4, 2014, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Tax Act") to Shareholders who: (i) for purposes of the Tax Act, deal at arm's length and are not affiliated with the Corporation; (ii) hold their Common Shares as capital property; and (iii) participate in the Share Dividend Program ("Participating Shareholders"). Common Shares will generally be considered capital property to a Participating Shareholder unless the Participating Shareholder holds the Common Shares in the course of carrying on a business of buying and selling securities or acquired the Common Shares in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and the Corporation's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that the Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, whether by legislative, regulatory or judicial action or interpretation, nor does it take into account provincial, territorial or foreign income tax considerations.  Participating Shareholders who are subject to income tax in any foreign jurisdiction (including the U.S.) should consult their own tax advisors for advice with respect to the tax consequences of participation in the Share Dividend Program based on their particular circumstances.

This summary is not applicable to a Participating Shareholder: (i) that is a "specified financial institution" (as defined in the Tax Act); (ii) that is a "financial institution'' (as defined in the Tax Act) for purposes of the "mark-to-market rules"; (iii) an interest in which is a "tax shelter investment" for the purposes of the Tax Act; (iv) whose functional currency for purposes of the Tax Act is the currency of a country other than Canada;  (v) that is exempt from tax under Part I of the Tax Act; or (vi) that has entered into, or will enter into, with respect to the Common Shares, a "derivative forward agreement" within the meaning of the Tax Act. Such Participating Shareholders should consult their own tax advisors having regard to their particular circumstances.

As discussed below, the receipt of share dividends will have Canadian income tax consequences that are different from the Canadian income tax consequences applicable to the receipt of cash dividends. There is no assurance that the Canada Revenue Agency or other applicable taxation authorities will not disagree with or challenge the description below of the tax treatment to a Participating Shareholder who receives share dividends pursuant to the Share Dividend Program.

This summary is not exhaustive of all possible income tax considerations applicable to participation in the Share Dividend Program or of the holding of Common Shares. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Participating Shareholder.

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Residents of Canada

The following portion of this summary is applicable to a Participating Shareholder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is resident or deemed to be resident in Canada (a "Canadian Holder").  Certain Canadian Holders to whom the Common Shares would not otherwise constitute capital property may elect, in certain circumstances, to have the Common Shares, and every "Canadian security" (as defined in the Tax Act) owned by such person in the taxation year of the election and in all subsequent taxation years, deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Persons considering making such election should first consult their own tax advisors.

Taxation of Cash Dividends

Canadian Holders may elect to receive dividends on all or a stated number of their Common Shares in the form of share dividends. Canadian Holders who elect to receive only a portion of their dividends as share dividends will receive the balance of the dividends to which they are entitled as cash dividends. In addition, where the Board does not resolve to pay all or a portion of a declared dividend in the form of a share dividend, Canadian Holders will receive cash dividends.

The amount of any cash dividends will be included in computing a Canadian Holder's income for purposes of the Tax Act in the taxation year of the Canadian Holder in which the cash dividend is received. The amount of such cash dividends received by a Canadian Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that the Corporation designates the dividends as "eligible dividends" within the meaning of the Tax Act in the prescribed manner, the amount of such dividends received as cash dividends will be eligible for the enhanced gross-up and dividend tax credit. As of the date hereof, the Corporation has provided notice on its website at www.crescentpointenergy.com that all dividends shall be designated as eligible dividends until further notice.

Cash dividends received by an individual (other than certain specified trusts) may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.

The amount of any cash dividends received by a Canadian Holder that is a corporation will normally be deductible in computing such corporation's taxable income. If a Canadian Holder is a "private corporation'' (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals, the Canadian Holder may be liable under Part IV of the Tax Act to pay a refundable tax of 33 ⅓% on the amount of such cash dividends to the extent that such cash dividends are deductible in computing the Canadian Holder's taxable income.

Taxation of Share Dividends

Provided the Board has resolved to pay all or a portion of a declared dividend in the form of a share dividend, Canadian Holders who have delivered a valid Authorization Form will generally receive all or a portion of their dividends as share dividends.

For the purposes of computing a Canadian Holder's income for purposes of the Tax Act, the amount of a dividend paid in the form of a share dividend is the amount by which the "paid-up capital" (as defined in the Tax Act) of the entire class of Common Shares is increased as a result of the issuance of the share dividend Common Shares. Generally, the increase in the paid-up capital of the Common Shares will be equal to the increase in the stated capital of those Common Shares for corporate law purposes.

Under the Business Corporations Act (Alberta), the corporate statute governing the Corporation, the Board is permitted to add any amount (up to the fair market value of the shares issued) to the stated capital of the Common Shares when additional Common Shares are issued in payment of a share dividend. The Canadian Holder's pro rata share of the amount of the aggregate increase in the paid-up capital of the Common Shares issued pursuant to a share dividend will be included in computing such Canadian Holder's income for purposes of the Tax Act and will be taxed in the same manner as a cash dividend, as described under the heading "Taxation of Cash Dividends" above.

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It is anticipated that the Board will add only a nominal amount to the stated capital of the Common Shares on each occasion that a share dividend is declared.  Therefore, it is expected that where a Canadian Holder receives share dividend Common Shares as payment of a share dividend, the amount of the taxable dividend for the purposes of computing a Canadian Holder's income under the Tax Act will be nominal. It is therefore expected that Canadian Holders will have no material amounts to include in computing their income for the purposes of the Tax Act as a result of receiving Common Shares in payment of a share dividend.  However, as discussed below under the heading "Disposition of Common Shares", the receipt of share dividend Common Shares may increase a capital gain (or decrease a capital loss) recognized by a Canadian Holder on a subsequent disposition of Common Shares.

The cost to a Canadian Holder of a Common Share received as payment of a share dividend will be equal to such Common Share's pro rata portion of the aggregate increase in the paid-up capital of the Common Shares which, as discussed above, is expected to be nominal.  This nominal cost to a Canadian Holder of a Common Share received as a share dividend generally will be averaged with the adjusted cost base of all other Common Shares held at that time by such Canadian Holder as capital property for the purposes of determining the adjusted cost base of each such Common Share to the Canadian Holder.

Disposition of Common Shares

Upon a disposition or a deemed disposition of a Common Share (other than in a tax deferred transaction or a disposition to the Corporation), a Canadian Holder generally will recognize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the Canadian Holder.

Since the cost to a Canadian Holder of a Common Share received as a share dividend is expected to be nominal (as discussed in the section immediately above), the effect of receiving Common Shares as share dividends will be to lower a Canadian Holder's adjusted cost base for each Common Share owned.  This may therefore increase a capital gain (or decrease a capital loss) recognized on a subsequent disposition of Common Shares by a Canadian Holder.

One half of any such capital gain (a "taxable capital gain") recognized by a Canadian Holder will be required to be included in computing the Canadian Holder's income, and one half of any such capital loss (an "allowable capital loss") recognized by a Canadian Holder may generally be deducted against taxable capital gains recognized by the Canadian Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are recognized may ordinarily be deducted by the Canadian Holder against taxable capital gains recognized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard. Capital gains recognized by an individual (other than certain specified trusts) may be subject to minimum tax.

If the Canadian Holder is a corporation, the amount of any capital loss otherwise recognized on the disposition or deemed disposition of a Common Share by the Canadian Holder may be reduced by the amount of dividends received or deemed to have been received by the Canadian Holder on such Common Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares, or where a partnership or trust of which a corporate Holder is a member or beneficiary is itself a member of a partnership or a beneficiary of a trust that owns Common Shares.

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If the Canadian Holder is a "Canadian-controlled private corporation" (as defined in the Tax Act), the Canadian Holder may also be liable to pay a 6 ⅔% refundable tax on certain investment income, including taxable capital gains.

Non-Residents of Canada

The following section summarizes the principal Canadian federal income tax considerations generally applicable to a Participating Shareholder if: (i) at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, the Participating Shareholder is not resident and is not deemed to be resident in Canada; (ii) the Participating Shareholder does not use or hold (and will not use or hold) and is not deemed to use or hold the Common Shares in, or in the course of, carrying on a business in Canada and does not carry on an insurance business in Canada and elsewhere; and (iii) the Participating Shareholder's Common Shares do not constitute "taxable Canadian property'' for purposes of the Tax Act (a "Non-Resident Holder").

Provided that the Common Shares are listed on a designated stock exchange (which includes the TSX) at a particular time, the Common Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless at any time during the five year period immediately preceding that time 25% or more of the issued shares of any class or series of the Corporation's capital stock were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length or by the Non-Resident Holder and any such persons. A Non-Resident Holder's Common Shares can also be deemed to be taxable Canadian property in certain other circumstances set out in the Tax Act.

Taxation of Cash Dividends

Non-Resident Holders may elect to receive dividends on all or a stated number of their Common Shares in the form of share dividends. Non-Resident Holders who elect to receive only a portion of their dividends as share dividends will receive the balance of the dividends to which they are entitled as cash dividends. In addition, there are a number of circumstances where a Non-Resident Holder who has elected to receive dividends as share dividends may receive cash in place of some or all of such Common Shares, such as: (i) where the Board does not resolve to pay all or a portion of a declared dividend in the form of a share dividend, Non-Resident Holders (including Non-Resident Holders that have delivered a valid Authorization Form); (ii) where the Corporation is of the view that tax should be withheld, or (iii) where the Corporation has reason to believe that the payment of a share dividend might contravene the law or regulations of the jurisdiction of a Non-Resident Holder's residence.

Cash dividends paid or credited or deemed under the Tax Act to be paid or credited to a Non-Resident Holder generally will be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980) (the "Treaty"), the withholding tax rate in respect of a cash dividend paid to a person who is the beneficial owner of the cash dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%.

Taxation of Common Share Dividends

Provided the Board has resolved to pay all or a portion of a declared dividend in the form of a share dividend, Non-Resident Holders who have delivered a valid Authorization Form will generally receive all or a portion of their dividends as share dividends.

For the purposes of computing the Canadian withholding tax applicable to a share dividend received by a Non-Resident Holder, the amount of a share dividend is determined in the same manner as the determination of the amount of a share dividend for the purposes of computing the income of a Canadian Holder.  The Non-Resident Holder's pro rata share of the amount of the increase in the paid-up capital of the Common Shares as a result of payment of share dividend (which, as noted above, is expected to be nominal) will be subject to Canadian withholding tax in the same manner as a cash dividend, as described under the heading "Taxation of Cash Dividends" above.

Crescent Point Energy Corp. Information Circular – Proxy Statement

It is anticipated that the Board will add only a nominal amount to the stated capital of the Common Shares when Common Shares are issued as payment of a share dividend. Therefore, it is expected that where a dividend is paid to a Non-Resident Holder in the form of a share dividend, the amount of such share dividend for the purposes of computing the Canadian withholding tax applicable to a share dividend received by such Non-Resident Holder will be nominal. As a result, it is expected that share dividends paid to Non-Resident Holders will not be subject to any material amounts of Canadian withholding tax.

Disposition of Common Shares

A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain recognized on the disposition of Common Shares so long as the Common Shares are not "taxable Canadian Property" in the hands of such Non-Resident Holder. Non-Resident Holders to whom (any of) the Common Shares are "taxable Canadian property" should consult their own tax advisors.

Non-Resident Holders should consult with their own tax advisors to determine whether a disposition of Shares will be subject to tax in their jurisdiction of residence.

United States Federal Income Tax Considerations

This section is a summary of certain material U.S. federal income tax consequences that may be applicable to a U.S. Holder (as defined below) of Common Shares that (i) participates in the Share Dividend Program by delivering a valid Share Dividend Confirmation Notice to Olympia, prior to the Share Dividend Confirmation Notice Deadline, electing to receive all or a portion of any dividends declared by the Corporation on the Common Shares in the form of additional Common Shares issued by the Corporation from treasury (a "U.S. Participant"), and (ii) who holds Common Shares as a "capital asset" within the meaning of the U.S. Internal Revenue Code of 1986 (the "Code"). As used in this section, the term "U.S. Holder" means a beneficial owner of a Common Share that, for U.S. federal income tax purposes, is: (a) an individual citizen or resident of the United States; (b) a corporation (including any other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust, provided that: (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of that trust, or (2) the trust has made a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This summary is based on the Code, effective U.S. Treasury Regulations, the Treaty, judicial decisions and administrative pronouncements, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. The foregoing are subject to differing interpretations which could affect the tax consequences described herein. This summary does not discuss all aspects of U.S. federal income taxation that may be applicable to a U.S. Participant, nor does it address any aspects of foreign, state or local taxation. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Furthermore, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. Participant in light of such participant's particular circumstances, nor to U.S. Participants subject to special rules, including financial institutions, insurance companies, tax-exempt organizations, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes, "controlled foreign corporations", "passive foreign investment companies", brokers or dealers in securities or currencies, persons that own, have owned or will own, actually or constructively, 10% or more of the Common Shares, persons who acquired their Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation, U.S. Holders whose functional currency is not the U.S. dollar, former U.S. citizens or long-term residents, persons deemed to sell Common Shares under the constructive sale provisions of the Code, and persons that hold Common Shares as part of a straddle, hedge, conversion transaction, or other integrated investment. No rulings from the U.S. Internal Revenue Service (the "IRS") have been or will be sought with respect to the matters described below, and consequently, there can be no assurance that the IRS will take a similar view as to any of the tax consequences described in this summary.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Participant or any holder or prospective holder of Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any U.S. Participant or any such holder or prospective holder is made. U.S. Participants and holders of Common Shares are urged to consult their own tax advisors with respect to the U.S. federal, state and local tax consequences, the non-U.S. tax consequences and the non-tax consequences of participation in the Share Dividend Program and the acquisition, ownership and disposition of Common Shares.

Amount Includable in Income

Subject to the discussion below regarding "Passive Foreign Investment Company Status," for U.S. federal income tax purposes, a U.S. Participant will generally be treated as receiving a distribution in an amount equal to the sum of (i) the amount of cash received, (ii) the fair market value as of the dividend payment date of Common Shares received pursuant to the Share Dividend Program and (iii) any Canadian taxes withheld with respect to the distribution. For purposes of this paragraph, the "fair market value" of Common Shares so received will generally be the average of the high and low sales price on the dividend payment date as reported by the exchange on which the Common Shares are principally traded, which amount may be higher or lower than the volume weighted average trading price used to determine the number of Common Shares acquired under the Share Dividend Program.

The distribution will be includible in income by a U.S. Participant as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of the Corporation as determined under U.S. federal income tax principles. Any portion of the distribution in excess of the Corporation's current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a U.S. Participant's adjusted tax basis in its Common Shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Common Shares). To the extent that such distribution exceeds the U.S. Participant's adjusted tax basis, the excess will be treated as gain from the sale or exchange of its Common Shares, which will be treated as long-term capital gain if such U.S. Participant's holding period in its Common Shares exceeds one year as of the date of the distribution and otherwise will be short-term capital gain.

Any such dividend generally may qualify for the reduced U.S. federal income tax rates applicable to "qualified dividend income" if (a) the Corporation is eligible for the benefits of the Treaty or the Common Shares are readily tradable on an established securities market in the United States, (b) the Corporation is not a PFIC (as defined below) for the taxable year in which the dividend is paid or the preceding year, as discussed below, (c) the U.S. Participant is an individual, estate, or trust that satisfies certain holding period requirements with respect to the Common Shares, and (d) the U.S. Participant does not treat the dividend as "investment income" for purposes of the investment interest deduction rules. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends received from a domestic corporation.

A U.S. Participant's tax basis for Common Shares received pursuant to the Share Dividend Program will equal the fair market value of the Common Shares on the dividend payment date. A U.S. Participant's holding period for the Common Shares will begin on the day after the dividend payment date.

A U.S. Participant will not realize any taxable income upon the receipt of certificates for whole shares that were credited to the U.S. Participant's account upon withdrawal from or termination of the Share Dividend Program. A U.S. Participant will generally recognize gain or loss upon the sale or exchange of Common Shares and upon receipt of cash payments for fractional shares credited to such U.S. Participant's account upon withdrawal from or termination of the Share Dividend Program. The amount of such gain or loss will be equal to the difference (if any) between the U.S. dollar value of the amount realized for Common Shares or fraction thereof and the U.S. Participant's adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Participant's holding period for the Common Shares is more than one year at the time of the sale or exchange. Capital gains of non-corporate taxpayers on assets held for more than one year are generally subject to preferential rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Participant will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Passive Foreign Investment Company Status

As stated above, the U.S. federal income tax consequences for a U.S. Participant will depend to a significant extent on whether the Corporation is a passive foreign investment company ("PFIC") at any time during the U.S. Participant's holding period of Common Shares.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

The Corporation believes that it was not a PFIC in 2013, and based on its current and projected assets and operations, it is not expected to be a PFIC for 2014 or for the foreseeable future. However, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there is no assurance that the Corporation will not become a PFIC for any taxable year during which a U.S. Participant holds Common Shares.

If the Corporation were classified as a PFIC for any year during which a U.S. Participant owns Common Shares (regardless of whether the Corporation continues to be a PFIC), the U.S. Participant would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. Participant makes an election to be taxed under an alternative regime.

Subject to applicable limitations, certain elections may be available to a U.S. Participant if the Corporation were classified as a PFIC.

U.S. Participants should consult their own tax advisors regarding our possible classification as a PFIC and the consequences if that classification were to occur.

Foreign Currency Gains

Taxable dividends with respect to our Common Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Participant as translated into U.S. dollars calculated by reference to the exchange rate in effect on the day the dividend is received by the participant regardless of whether the Canadian dollars are converted into U.S. dollars at that time. A U.S. Participant who receives a payment in Canadian dollars and converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the day of the distribution will have a foreign currency exchange gain or loss that would be treated as U.S. source ordinary income or loss. U.S. Participants are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of Canadian dollars.

In the case of a cash basis U.S. Participant who receives Canadian dollars, or another foreign currency, in connection with a sale, exchange or other disposition of our Common Shares, the amount realized will be based on the U.S. dollar value of the foreign currency received with respect to the Common Shares as determined on the settlement date of the sale or exchange. An accrual basis U.S. Participant may elect the same treatment required of cash basis taxpayers with respect to a sale or exchange of Common Shares, provided that the election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis U.S. Participant does not elect to be treated as a cash basis taxpayer, that U.S. Participant may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the date of the sale or exchange of the Common Shares and the date of payment. This currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by that U.S. Participant on the sale, exchange or other disposition of the Common Shares.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Foreign Tax Credits

Any Canadian tax withheld with respect to distributions on, or proceeds from disposition of, Common Shares may, subject to a number of complex limitations, be claimed as a foreign tax credit against a U.S. Participant's U.S. federal income tax liability or may be claimed as a deduction for U.S. federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Common Shares will be foreign-source income and will be "passive category income" or "general category income" for purposes of computing the foreign tax credit allowable to a U.S. Participant, and gain recognized on the sale of Common Shares will generally be treated as U.S. source for such purposes, except as otherwise provided in an applicable income tax treaty and if an election is properly made under the Code. Because of the complexity of those limitations, each U.S. Participant should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.

Additional Tax on Passive Income

U.S. Participants that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the Common Shares, subject to certain limitations and exceptions.

United States Information Reporting and Backup Withholding

Under U.S. federal income tax law certain categories of U.S. Participants must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Participants that hold certain specified  foreign financial  assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Participants may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial.  U.S. Participants should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file Form 8938.

Under some circumstances, a U.S. Participant may be subject to U.S. information reporting and backup withholding tax on distributions paid on Common Shares or from the disposition of Common Shares. Information reporting and backup withholding will not apply, however, to a U.S. Participant that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Participant that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Participant that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28% rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Participant's U.S. federal income tax liability if the required information is timely furnished to the IRS.

Crescent Point Energy Corp. Information Circular – Proxy Statement

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Participant. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Participant should consult its own tax advisors regarding the information reporting and backup withholding rules.

Crescent Point Energy Corp. Information Circular – Proxy Statement

APPENDIX C
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Crescent Point Board of Directors ("Board") and management of Crescent Point ("Management") believe in the importance of good corporate governance and its effectiveness in promoting enhanced Shareholder value. Management has the responsibility for the day to day management of the business of Crescent Point.

The Board has ultimate oversight for adoption of Crescent Point's strategic planning process and receives regular updates on Crescent Point's strategic plans.

The Crescent Point Board is responsible for understanding the principal risks associated with Crescent Point's business and it is the responsibility of Management to ensure that the Board and its committees are kept well informed of these changing risks. The Audit Committee reviews and reports to the Board on financial risks inherent in the business and related risk management programs affecting Crescent Point.

Crescent Point has adopted policies to ensure the good governance of Crescent Point. Directors and officers of Crescent Point are subject to a code of conduct, and an insider trading policy. In addition, Crescent Point has adopted a disclosure policy requiring the timely dissemination of all material information. Communications with the Shareholders are undertaken through a variety of means, including the publication of its annual report, quarterly reports, annual information form, news releases, and its website. Crescent Point's website, www.crescentpointenergy.com, contains annual and quarterly reports, news releases, dividend information and other information considered helpful to investors.

As a publicly listed company on the Toronto Stock Exchange, Crescent Point is subject to a variety of corporate governance guidelines and requirements which have been enacted by Canadian Securities Administrators. Crescent Point's corporate governance compliance is as follows:

FORM 58-101F1
CORPORATE GOVERNANCE DISCLOSURE

Guidelines	Does Crescent Point Comply?	Description of Approach

1. Board of Directors (a) Disclose the identity of directors who are independent.	Yes
●         The Board has affirmatively determined that Messrs. Amirault, Bannister, Cugnet, Gillard, Heinemann, Turnbull (except as noted below) and Romanzin, have no direct or indirect material relationship with Crescent Point which could reasonably be expected to interfere with the exercise of independent judgement and are independent in accordance with Canadian Securities Administrators National Instrument 58-101. The Corporate Governance and Nominating Committee and the Board participate in the determination of director independence. The determination is based on information concerning the personal, business and other relationships and dealings between the directors and Crescent Point, its affiliates and the external auditors, collected through biographical material and reports furnished or completed by the directors.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination
●         Mr. Saxberg is not independent. Mr. Saxberg is President and Chief Executive Officer of Crescent Point. The Board has considered the circumstances of Mr. Turnbull, a partner in а law firm that provides legal services to the Corporation, and has determined that he meets the independence requirements of NI 58-101, other than for purposes of membership on the Audit Committee.  His law firm received fees of approximately 17% of the total amount of legal fees spent by the Corporation in 2013.

(c) Disclose whether or not a majority of directors are independent.
●         A majority of the directors are independent, as the Board has six directors who have been determined to be independent and one director who is related to Crescent Point. Mr. Amirault, a nominee director, has been determined to be independent.

(d) Disclose the names of directors who are directors of any other reporting issuer and the name of the reporting issuer.
●         Mr. Amirault is a director of Secure Energy Services Inc.

●         Mr. Bannister is a director of Cequence Energy Ltd.

●         Mr. Heinemann is a director of QEP Resources, Inc.

●         Mr. Romanzin is director of Trimac Transportation Ltd., Petrowest Corporation and Porto Energy Corp.

●         Mr. Turnbull is a director of Storm Resources Ltd., Heritage Oil Plc,  Hyperion Exploration Corp., Marquee Energy Ltd. and Sunshine Oilsands Ltd.

(e)   Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

●         The non-executive directors hold in-camera meetings during each regularly scheduled Board and Board committee meeting and during every other Board and Board committee meeting where Mr. Saxberg or any other member of management are present.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach

(f)   Disclose whether or not the Chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

●         The Chair of the Board, Mr. Peter Bannister, is an independent director. His role and responsibilities are to chair all the Board and Shareholder meetings, ensure that the Board reviews and approves the corporate strategy as developed by Management, ensure that the Board receives regular updates on all issues of importance to Crescent Point, work closely with each Committee chair to ensure that each of the Committee's functions are carried out, communicate with the President and Chief Executive Officer to provide feedback and coaching as required and to work collectively and individually with members of the Board to ensure optimum performance of the Board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	● Each director's attendance at Board and committee meetings over the course of the most recently completed financial year are as follows:

Name(1)	Board	Audit	Comp	Reserves	EH&S	Corp Gov
Mr. Bannister	7/7	4/4	N/A	2/2	N/A	N/A
Mr. Cugnet	7/7	N/A	N/A	2/2	4/4	2/2
Mr. Gillard	7/7	4/4	4/4	N/A	N/A	2/2
Mr. Romanzin	7/7	4/4	2/2	2/2	N/A	N/A
Mr. Saxberg	7/7	N/A	N/A	N/A	4/4	N/A
Mr. Turnbull	7/7	N/A	4/4	N/A	N/A	2/2

Name	Special Committee Meeting(2)
Mr. Bannister	N/A
Mr. Cugnet	4/5
Mr. Gillard	4/4
Mr. Romanzin	5/5
Mr. Saxberg	N/A
Mr. Turnbull	6/6

Notes:
(1) Mr. Heinemann joined the board after December 31, 2013 and Mr. Amirault is a nominee director.
(2) The composition of the special committees changed over the course of the year.

2. Board Mandate (a) Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its roles and responsibilities.	Yes

●        The Board has adopted a written mandate, a summary of which is provided herein under the heading "Mandate of the Board". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith they have used the best interests of Crescent Point and its subsidiaries, with the overall objective of enhancing Shareholder value.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
3. Position Descriptions (a) Disclose whether or not the board has developed written position descriptions for the Chair and the Chair of each board committee.	Yes

●        The Board has developed a written position description for its Chair and a written position description for the chair of the various committees. The chairs of the committees are elected by the members of the Board or the applicable committee, as the case may be, with a clear understanding of the relevant terms of reference. Major decisions involving Crescent Point including acquisitions, dispositions, granting of Restricted Shares and approval of reports are brought to the Board for approval. In addition, the Board communicates both formally and informally with the President and Chief Executive Officer on a regular basis regarding the performance of Crescent Point.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.		A written position description has been formally developed for the President and Chief Executive Officer.

4. Orientation and Continuing Education (a) Briefly describe what measures, if any, the Board of Directors takes to orient new Board members regarding	Yes

●        Although Crescent Point does not currently have a formal education program for new directors, a formal orientation is provided to new directors upon the individual being invited to join the Board, and consists of an orientation binder along with meetings with Board members, management and human resources. See "Matters to be Acted upon at the Meeting - Election of Directors of Crescent Point - Board Skills Matrix and Continuing Education"

(i) the role of the Board, its directors and the committees of the Board; and
(ii) the nature and operation of the Corporation's business

5. Code of Business Conduct and Ethics
Yes
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
●         Crescent Point has adopted a Code of Business Conduct and Ethics for the directors and officers, a copy of which is available on Crescent Point's website at www.crescentpointenergy.com.

●         The Board relies on the integrity of directors, officers and employees to comply with the Code of Business Conduct and Ethics and the directors will take action where any breach of the code is brought to their attention.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(i) disclose how a person or company may obtain a copy of the code; (ii) disclose how the board monitors compliance with its code;
●         The Board has not granted any waiver of the Code of Business Conduct and Ethics and no material change reports have been filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(iii)  provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)   Describe any steps the board takes to ensure directors exercise  independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

●         When considering transactions and agreements in respect of which a director or Executive Officer has a material interest, such transactions are approved by those members of the Board who are independent from the matter at issue. Where necessary, an independent committee of the Board is formally constituted to consider such transactions.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination	In Part	● The Corporate Governance and Nominating Committee has been established to, among other things, recommend nominees for nomination to the Board.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.		● The Corporate Governance and Nominating Committee is composed of three directors, each of whom is independent.

(c) If the board has a nominating committee, describe its responsibilities, powers and operation.
●         The Corporate Governance and Nominating Committee reviews corporate governance and nomination issues and makes recommendations to the Board, as appropriate. In particular, the committee is responsible for identifying individuals qualified to become Board members, recommending to the Board proposed nominees for election and developing and recommending to the Board applicable corporate governance principles.

7. Compensation (a) Describe the processes by which the Board determines the compensation for the Corporation's directors and officers.	In Part

●        The Compensation Committee has engaged external experts in 2010,  2011 and 2013 to review and survey the compensation provided to directors and officers of similar sized entities and to make recommendations to the Compensation Committee regarding director and officer compensation. The Compensation Committee makes annual recommendations to the Board regarding director and officer compensation. The Committee does not believe that it is possible to remunerate directors for all of the risks and responsibilities assumed.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.		● The Compensation Committee is composed of three directors, each of whom is independent.

(c) Describe the responsibilities, powers and operation of the compensation committee.		● The Compensation Committee reviews annually employment and remuneration policies and recommendations.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
(d)   If a compensation consultant or advisor has, at any time since the beginning of the Corporation's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant and briefly summarize the mandate for which they have been retained. If the consultant or advisory has been retained to perform other work for the Corporation, state that fact and briefly describe the nature of the work.

●        During 2013, Mercer (Canada) Limited ("Mercer") received $13,993 for Mercer Total Compensation Survey data and $37,235 for compensation advisory services (directors’ compensation review and presentation material on compensation trends).

8. Other Board Committees (a) If the Board has other standing committees, other than audit, compensation and nominating committees, identify the committees and describe their function.	Yes

●         Crescent Point has a Reserves Committee and a Health, Safety and Environment Committee. Each of these Committees is responsible to review and advise the Board on implementation of corporate strategy in the noted areas:

Reserves Committee:

Ensures the integrity of the process surrounding the preparation of independent engineering reserve evaluation.

Health, Safety and Environment Committee:

Review of Crescent Point's environmental activities and policies  and reporting its findings to the Board.

Crescent Point Energy Corp. Information Circular – Proxy Statement

Guidelines	Does Crescent Point Comply?	Description of Approach
9.      Regular Board Assessments

(a)   Describe the manner in which the Board of Directors regularly assesses its own effectiveness and performance, the effectiveness and performance of each of the committees of the board, and the effectiveness and performance of each board member.

Yes

●         The Board has adopted a formal written process for assessing the effectiveness of the Board, the Board committees and individual directors. Under this process, each member of the Board completes a detailed annual self and Board review. The Corporate Governance and Nominating Committee oversees this evaluation and assesses the effectiveness and performance of the Board as a whole, the committees of the Board and the contribution of individual board members.

Crescent Point Energy Corp. Information Circular – Proxy Statement